FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February, 2005
Commission File Number: 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated February 24, 2005, relating to: Lafarge 2004 Annual Results.

Page 1 of 57 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 24, 2005

2004 ANNUAL RESULTS

EXCELLENT 2004 PERFORMANCE DRIVES NET INCOME INCREASE OF 19%

The Board of Directors of Lafarge, meeting on February 23, 2005, approved the accounts for the year ending December 31, 2004. A full report was given to the directors of the Board on the dramatic consequences of the Tsunami on our Aceh cement plant in Indonesia. They were informed about all measures taken by both local and corporate teams and they expressed their deep sympathy for all affected employees.

KEY FIGURES

•	Like for like sales up 7.7%	•	Cash flow from operations up 17.5%
•	Operating income on a like-for-like basis up 12.8%	•	Cash flow to net debt ratio increased to 32.5% from 25.5% in 2003
•	Gearing down to 59% from 67% at the end of 2003	•	Dividend up to €2.40 per share (+4.3% from €2.30 in 2003),subject to Annual General Meeting approval

GROUP HIGHLIGHTS

•	Solid organic growth and strong increase in operating income.
•	Improvement across all divisions.
•	Clear benefits of the Group’s unique business mix and geographical spread.
•	Balance sheet strengthened ahead of schedule, giving financial flexibility to pursue the strategy of the Group.
•	Operational improvements, particularly in plant performance, pricing and cost management, have driven up margins and Return on capital employed after tax.
•	The Group is carrying out a large number of capacity expansions, with 6 plants under construction in Cement, 4 in Gypsum and 3 in Roofing, that will support organic growth going forward.

BERNARD KASRIEL, CHIEF EXECUTIVE OFFICER OF LAFARGE, SAID:

“We are delighted with the widespread upturn in our results during 2004, reflecting healthy demand and strong performance management across all our divisions. We are particularly pleased with the strong increase of the return on capital employed and the net income, reflecting this strong performance.

We enter 2005 well placed to leverage the overall favorable market environment and to increase prices. We will also benefit from the continuous performance improvement in all our businesses and from our unique business mix and geographical portfolio. Furthermore, our financial flexibility will enable us to pursue our growth strategy. We will have to manage some challenges: high energy and energy related cost increases as well as the expected weakness of the German, South Korean markets and of Brazil. In this context, we expect a 6 to 8% like for like growth of our operating income on ordinary activities for 2005.”

CONSOLIDATED ACCOUNTS AS AT DECEMBER 31, 2004

	December 31, 2004 € Million	December 31, 2003 € Million	Variation

Sales	14,436	13,658	+ 5.7%
Operating income on ordinary activities	2,124	1,934	+ 9.8%
Net income	868	728	+ 19.2%
Net income per share in €	€5.16	€4.92	+ 4.9%
Cash flow from operations	2,113	1,799	+ 17.5%
Group net debt	6,499	7,061	– 8%

Page 2 of 57 Total Pages

GROUP OPERATING HIGHLIGHTS BY DIVISION

Operating income on ordinary activities € Million	December 31, 2004	December 31, 2003	Variation	Like for like

Cement	1,567	1,466	+6.9%	+10.6%
Aggregates and Concrete	337	283	+19.1%	+18.3%
Roofing	150	142	+5.6%	+5.7%
Gypsum	129	84	+53.6%	+50%
Other	(59)	(41)	NA	NA

TOTAL	2,124	1,934	+9.8%	+12.8%

(In the text below, all % variances are expressed on a like-for-like basis)

Cement

•	Sales up 9.2%. Operating income up 10.6%
•	The Cement division’s operating income growth has been driven by good pricing trends in the context of sharp increases in energy and freight costs, good volume growth overall and strong performance management.
•	Overall, the operating margin for the division was stable at 21.2%, illustrating the ability of our cement operations to contain the impact of sharp rises in energy and freight costs. Return on capital employed after tax went up to 9.5% from 8.4% in 2003.
•	The increase of Cement operating income was driven by a growth of 17.5% in North America, 2.6% in Western Europe reflecting mixed performance across the region, and 16.3% in growth markets. Among these, Central and Eastern Europe reported a 20.9% increase, the Mediterranean Basin a 34.5% increase, and Africa and the Indian Ocean a 41.9% increase. These results were mitigated by a slight decline in Latin America due to Brazil and in Asia, due to a slowdown in the South Korean and Malaysian markets.

Aggregates and Concrete

•	Sales up 7.6%. Operating income up 18.3%.
•	The Aggregates and Concrete division’s operating income growth was essentially driven by strong volumes in North America, in France and in growth markets, overall solid pricing gains and increased volumes of value-added concrete products in France, the UK and North America. Difficult trading conditions were experienced in Asphalt and Paving activities in the UK.
•	The operating margin increased to 7.1% from 6.3%. Return on capital employed after tax increased to 7.9% from 6.8%.
•	The division carried out two significant acquisitions: The Concrete Company (TCC) in Georgia, USA, and Hupfer Holdings in France and Switzerland.

Roofing

•	Sales down 1%. Operating income up 5.7%
•	The operating income rose by 7.5% in Western Europe, driven by strong sales in France and the UK, despite another fall in Germany. Improved results were also reported in North America, driven by a buoyant housing market.
•	Operating margin increased to 10% from 9.4%, partly thanks to further cost reductions in Germany. Return on capital employed after tax increased to 5.5% from 4.8%.

Gypsum

•	Sales up 12.2%. Operating income up 50%.
•	The significant growth in operating income was largely due to the sharp improvement in North America, where our Gypsum US strategy is delivering. The US residential housing and renovation work remained buoyant. Outputs from our high-speed plants, Silver Grove and Palatka, increased during the year, plant performance improved and prices were successfully raised. Western Europe also contributed to the upturn in the Gypsum division results, largely driven by performance in France.
•	Operating margin for the division sharply increased to 9.6% from 7.0%. Return on capital employed after tax strongly increased to 9.5% from 6.3%.

Page 3 of 57 Total Pages

CAPITAL EXPENDITURES AND DISPOSALS

Further progress in strengthening the Group’s financial structure was achieved. Capital expenditures increased to about €1.5 billion in 2004. The debt reduction came from strong cash flow from operations and sizeable disposals.

€783 million in sustaining capital expenditure
•	Sustaining capital expenditure totaled €783 million, focused on continuous upgrading of existing industrial operations around the world.

€350 million investments in organic growth aimed at capacity increases and performance improvements
•	Selective capacity expansion projects continued, mostly in cement with the building of a new production line in Tula, Mexico, in Ewekoro, Nigeria, in Bouskoura, Morocco and in Chongqing, China, to meet the very strong growth of the local market, and the building of a new plant in Bangladesh.

€420 million on high potential acquisitions
•	Main acquisitions were Cementos Selva Alegre in Ecuador for €98 million, the cement and ready-mix concrete assets of The Concrete Company (TCC) in Georgia, USA, for €87 million; Hupfer Holdings, an aggregate and concrete ready-mix producer in France and Switzerland for €69 million; a 10.2% stake in Lafarge Halla Cement in South Korea; and a 14% stake in Lafarge Boral Gypsum in Asia for €34 million.
•	All acquisitions were selected for their synergies with existing operations or for their potential as platforms for further growth in attractive and profitable markets.

€574 million disposals of non-core assets
•	The Group realized €574 million from disposals, the most significant ones being the disposal of a 40.9% stake in Molins, Spain, for €265 million and a 40% stake in Carmeuse North America BV for €98 million.

IFRS: transition completed

•	The main impact of the transition to IFRS on the 2004 financial statements is due to the accounting treatment of pension plans and goodwill.
•	Net Income increases to €1,046 million mainly as a consequence of the end to the amortization of goodwill and of pension related prior actuarial losses.
•	Total equity at year end is reduced to €9,901 million, principally as a result of the charge to equity of €766 million of after tax prior actuarial losses on pension plans.
•	Net debt at year end increases to €6,958 million, mainly as a consequence of the inclusion of the amount of the receivable securitization programme and of the sale options of subsidiary shares granted to minority shareholders.
•	Our financial ratios under IFRS at the end of 2004 remain solid, with gearing at 70% and cashflow to net debt at 30.4%.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

An interview with Bernard Kasriel, Chief Executive Officer, will be available in video, audio and text from 7.00am CET on www.lafarge.com.

Lafarge’s next financial publication -Quarter1 2005 sales- will be on May 4, 2005 (before the Euronext stock market opens).

For release worldwide with simultaneous release in the United States.

Page 4 of 57 Total Pages

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32	James Palmer: 33-1 44-34-92-93
stephanie.tessier@lafarge.com	james.palmer@lafarge.com

Amanda Jones: 33-1-44-34-19-47	Danièle Daouphars: 33-1 44-34-92-93
amanda.jones@lafarge.com	daniele.daouphars@lafarge.com

Practical information:

There will be a French press conference at 09.00 CET at Lafarge (61 rue des Belles Feuilles – 75016 Paris).

There will be an analyst presentation at 11.30 CET at Lafarge at 61 rue des Belles Feuilles, 75116 Paris. The presentation will be in made in English with simultaneous French translation. This presentation (including the slides) will also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:
- Dial in from France: +33 (0)1 70 99 35 16
- Dial in from the UK: +44(0) 208 515 2309
- Toll free from the UK: 0 800 358 23 43
- Dial in from the US: +1 (0) 303 262 2211
- Toll free from the US: 800 240 5318

Playback available online through www.lafarge.com or by phone from February 24, 2005 to March 3rd, 2005 at the following numbers:
- France playback number: +33(0)1 70 99 32 94 (pin code 132970#)
- UK playback number: +44(0)208 515 2499 (pin code 638828#)
- UK toll free number : 0 800 026 0020 (pin code 638828#)
- US toll free number: + 800 405 2236 (pin code 11023676#)

There will be a question and answer sessionat 17.00 UK time at The Lincoln Center, 18 Lincoln’s Inn Fields, London WC2A 3ED which may also be available through a webcast facility on Lafarge website (www.lafarge.com) or at the following numbers:
- Dial in number from UK: +44(0)208 515 23 12
- Toll free (from the UK only): 0 800 358 0857
- Dial in number from US: +1(0) 303 262 2137
- Toll free (from the US only): 800 240 6709

Playback facility available online through www.lafarge.com or by phone from February 24, 2005 to March 3rd, 2005 at the following numbers:
UK playback number: +44(0) 208 515 2499 (code 638941#)
Toll free from the UK only: 0 800 026 0020 (code 638941#)
US playback number: +1 (0) 303 590 3000 (code 11023678#)
Toll free from the US only: +800 405 2236 (code 11023678#)

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 5 of 57 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 24, 2005

PROPOSED NEW TERMS AND APPOINTMENTS TO LAFARGE BOARD OF DIRECTORS

The Lafarge Board of Directors, meeting on February 23, 2005, announced that it will submit for approval to the annual general meeting of Lafarge Shareholders, the renewal of Director’s term of Michel Bon, Bertrand Collomb and Alain Joly. The Board will also propose the appointment as Directors of Jean-Pierre Boisivon, Philippe Charrier, Oscar Fanjul and Bruno Lafont, to replace Bernard Isautier, who left the Board at the end of 2004, and Jean Keller, Patrice Le Hodey, Robert Murdoch, whose terms are ending.

Bertrand Collomb, Chairman of the Board of Directors, said :

« On behalf of the Board, I wish to thank Bernard Isautier, Jean Keller, Patrice Le Hodey and Robert Murdoch for their contributions to the work of the Board and their care for corporate governance. We will be happy to keep on relying on the experience and quality of Michel Bon and Alain Joly, and we are pleased to welcome three new independent Directors, highly recognized, Jean-Pierre Boisivon, Philippe Charrier and Oscar Fanjul. Finally, the Board will be delighted to welcome Bruno Lafont, who since May 2003, has joined the Direction Générale of the Lafarge Group.»

-	Jean-Pierre Boisivon is Chairman of the Board of Directors of the Centre National d’Enseignement à Distance (CNED), General Delegate at the Institut de l’Entreprise, and Chairman of the Comité d’organisation des expositions du travail « Un des Meilleurs Ouvriers de France ».

-	Philippe Charrier is Chairman and CEO of Procter & Gamble in France. He is notably Director of Eco Emballages, of the Fondation HEC and of the Institut de Liaisons et d’Etudes des Industries Economiques (ILEC). He is also Vice Chairman of Entreprise et Progrès.

-	Oscar Fanjul is Honorary Chairman of Repsol SA and Vice Chairman of Omega Capital company. He is notably Director of Unilever, of Marsh & McLennan Companies and of the London Stock Exchange. He is a member of the Supervisory Board of Carlyle Group in Europe and of Sviluppo Italia. He is also an International Adviser to Goldman Sachs.

-	Bruno Lafont has been Chief Operating Officer of the Lafarge Group since May 2003.

COMMUNICATIONS:	INVESTOR RELATIONS:
Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer:33-1 44-34-11-26 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19 47 amanda.jones@lafarge.com	Danièle Daouphars:33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 6 of 57 Total Pages

GROUP RESULTS

Sales

Sales increased by 5.7% between 2003 and 2004, from 13,658 million euros to 14,436 million euros. Currency fluctuations had a negative impact of 442 million euros or 3.5% reflecting in particular the strong appreciation of the euro against the majority of other currencies. Changes in the scope of consolidation had a net positive impact of 214 million euros, or 1.5%. Positive scope changes amounted to 392 million euros, including in particular the effect of the increase in the ownership of Lafarge Halla Cement in South Korea, of the acquisition of The Concrete Company (TCC) in the United States with operations both in cement and concrete and of the acquisition of Hupfer Holdings in the aggregates activity in France and Switzerland. Negative scope changes amounted to 178 million euros primarily reflecting the impact of divestments of cement operations in Florida in 2003, as well as various aggregates & concrete activities in North America and the disposal of the remaining lime operations in Europe and road marking activities in the United States. Our sales from continuing operations at constant exchange rates grew by 7.7% benefiting from good weather conditions and strong demand in a number of our markets.

Operating income on ordinary activities

Operating income on ordinary activities grew by 9.8% between 2003 and 2004, from 1,934 million euros to 2,124 million euros. The depreciation of the US dollar, as well as a number of associated currencies, against the euro had a negative impact of 57 million euros. Changes in the scope of consolidation accounted for a net increase of 9 million euros and are essentially due to the additional interest acquired in Lafarge Halla in South Korea and the acquisition of Hupfer Holdings by the aggregates Division, being offset by the divestment of cement operations in 2003 in Florida. At constant scope and exchange rates, operating income on ordinary activities from our ongoing operations recorded an increase of 12.8%. As a percentage of our sales, operating income on ordinary activities represented 14.7% in 2004, compared to 14.2% in 2003.

Page 7 of 57 Total Pages

By division, sales and operating results in 2004 were as follows

CEMENT: 74% of total operating income on ordinary activities

€ million	31/12/07	31/12/03	% variance 2004/2003	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	6 810	6 383	+ 6.7%	+ 9.2%	+ 9.2%
Operating income on ordinary activities	1 567	1 466	+ 6.9%	+ 10.6%	—

Sales

in 2004 rose by 9.2% excluding foreign exchange, scope effects, and before inter divisional sales elimination (+12.9% in Quarter 1, +10.7% in Quarter 2, +7.8% in Quarter 3 and + 6.7% in Quarter 4). The Cement Division's strong sales growth has been driven by good pricing trends in the context of sharply rising energy costs. Volume growth overall has been solid, with strong growth in North America, the Eastern Mediterranean, and on the African continent and a moderate rise in Asia.

Operating income on ordinary activities

of the Cement division grew by 6.9% to 1,567  million euros in 2004 compared to 1,466  million euros in 2003. At constant scope of consolidation and exchange rates, operating income on ordinary activities rose by 10.6%. Currency fluctuations had a negative impact of 3.7% or 49  million euros. Net changes in the scope of consolidation had almost no impact on operating income on ordinary activities with negative scope effects, in particular the divestment of cement operations in Florida in 2003, being offset by positive scope effects, primarily the increased shareholding in Lafarge Halla in South Korea. As a percentage of the division’s gross sales, operating income on ordinary activities remained stable at 21.2%. Overall, 2004 benefited from a favorable environment with good weather conditions, strong economics and favorable pricing trends in some of our main markets. These positive factors were however mitigated by a sharp rise in energy costs, and in certain areas by additional transport and purchase costs to absorb the surge in demand.

Return on capital employed (after tax, calculated at 2003 tax rate, of 28.6%) rose to 9.5% from 8.4%.

Page 8 of 57 Total Pages

Western Europe – Operating income on ordinary activities: €624 million

(€606 million in 2003)

Sales

growth in 2004 was largely driven by favorable pricing trends.

France delivered the strongest sales growth in the region with sustained volume growth throughout the year coupled with a favorable pricing environment. In the UK, volumes were slightly down in a market that saw slower construction growth and increased imports. Spain continued to record favorable trends in construction spending allowing for good price increases. In Germany, the construction market and cement volumes weakened once again, but this was more than offset by the steady recovery in prices from the low level of the previous year. In Greece, volumes slowed as expected following the completion of Olympics’ related building projects but pricing showed good levels of increase.

Operating income on ordinary activities

in Western Europe increased by 3.0% to 624 million euros compared to 606 million euros in 2003. The strengthening of the Pound Sterling versus the Euro had a favorable impact of 2 million euros. Operating income on ordinary activities at constant scope of consolidation and exchange rates rose by 2.6% compared to 2003. The evolution of operating income on ordinary activities was mixed across the region. The strong construction market led to robust growth in operating income on ordinary activities in France and in Spain, despite higher energy expenses. The steady improvement in prices in Germany allowed for losses incurred in 2003 to be greatly reduced in 2004. In the United Kingdom, a soft market environment and the pressure of imports did not allow sufficient price rises to cover the increase in energy costs. In Greece operating income on ordinary activities was down as a result of the decline in volumes following the Olympic Games and the increase in energy costs.

North America – Operating income on ordinary activities: €260 million

(€247 million in 2003)

Sales

grew strongly during 2004

Favorable economic conditions supported strong levels of demand across markets throughout the year, and we also benefited from more favorable weather conditions at both the start and the end of the year. High levels of demand particularly in the first half of the year, led to increased imports to meet customer demand. Pricing trends continued to be positive, with successful price increases achieved in the majority of markets during the first half. In several US markets, a second price increase was also realized later in the year.

Page 9 of 57 Total Pages

Operating income on ordinary activities

in Western Europe increased by 3.0% to 624 million euros compared to 606 million euros in 2003. The strengthening of the Pound Sterling versus the Euro had a favorable impact of 2 million euros. Operating income on ordinary activities at constant scope of consolidation and exchange rates rose by 2.6% compared to 2003. The evolution of operating income on ordinary activities was mixed across the region. The strong construction market led to robust growth in operating income on ordinary activities in France and in Spain, despite higher energy expenses. The steady improvement in prices in Germany allowed for losses incurred in 2003 to be greatly reduced in 2004. In the United Kingdom, a soft market environment and the pressure of imports did not allow sufficient price rises to cover the increase in energy costs. In Greece operating income on ordinary activities was down as a result of the decline in volumes following the Olympic Games and the increase in energy costs.

North America – Operating income on ordinary activities: €260 million

(€247 million in 2003)

Sales

grew strongly during 2004

Favorable economic conditions supported strong levels of demand across markets throughout the year, and we also benefited from more favorable weather conditions at both the start and the end of the year. High levels of demand particularly in the first half of the year, led to increased imports to meet customer demand. Pricing trends continued to be positive, with successful price increases achieved in the majority of markets during the first half. In several US markets, a second price increase was also realized later in the year.

Operating income on ordinary activities

in North America grew by 5.3% to 260  million euros compared to 247  million euros in 2003. Currency fluctuations had a negative impact on operating income on ordinary activities of 12 million euros. The net scope effect including the divestment of our operations in Florida and the acquisition of the cement operations of The Concrete Company (TCC) had a negative effect of 14  million euros. At constant scope and exchange rates, operating income on ordinary activities in North America grew by 17.5%. The growth in results reflects the strong general economic conditions and sustained construction activity which led to increased volumes, allowed for higher prices albeit partially offset by additional imports, increased fuel, raw material and distribution costs. Plant fixed costs were kept flat. Several of our plants achieved record production levels for the year.

Page 10 of 57 Total Pages

Emerging countries – Operating income on ordinary activities: €683 million

(€613 million in 2003)

Sales

Positive sales trends were recorded in all other regions of the world

In Central and Eastern Europe, sales grew strongly, driven by a buoyant construction market in Romania. In the Mediterranean Basin, sales were up sharply in Jordan and in Turkey where the market grew strongly. In Morocco, volumes saw good growth, although overall sales prices were negatively affected by the implementation of a cement sales tax in 2004. In Africa, high levels of growth were seen particularly in Nigeria and in South Africa. In Latin America, the continued improvement in Venezuela offset lower volumes and prices in Brazil. In Asia, demand was disappointing, with the exception of India, China and Indonesia where demand was strong. In the Philippines significant price increases were successfully implemented throughout the year but volumes were slightly lower due to low levels of government spending. Similarly, Malaysia suffered from lower public sector spending especially in infrastructure, leading to lower selling prices. In South Korea the construction industry was badly affected by government initiatives to dampen property price inflation, which led to a sharp fall in construction orders. The consequent decline in cement volumes increased competition between domestic producers and importers, leading to price weakness.

Operating income on ordinary activities

in emerging markets rose by 11.4% to 683  million euros compared to 613  million euros in 2003, representing 44% of the Cement division’s operating income on ordinary activities, compared to 42% in 2003. Currency fluctuations had a negative impact on operating income on ordinary activities of 39 million euros. Changes in the scope of consolidation arising primarily from the increase in ownership of Lafarge Halla Cement in South Korea, from the acquisition of Ural Cement in Russia and from the full-year operation of the Chongqing plant in China had a positive impact of 14  million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 16.3%.

•	In Central and Eastern Europe operating income on ordinary activities grew by 15.6% to 104 million euros compared to 90 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 4 million euros. Operating income on ordinary activities at constant scope and exchange rates improved by 20.9%, with strong growth in Romania, and to a lesser extent in Poland, Czech Republic and Slovenia. Favorable market trends allowed for price increases to compensate for the increase in energy costs that could not be offset by performance improvement initiatives. In Serbia delays to the modernization of the production line had a negative impact on operating income on ordinary activities which was down on 2003. In Russia, despite the favorable effect of the Ural Cement acquisition, operating income on ordinary activities decreased.

Page 11 of 57 Total Pages

•	In the Mediterranean Basin, operating income on ordinary activities increased by 25.6% to 152 million euros compared to 121 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 8 million euros. Operating income on ordinary activities at constant scope and exchange rates grew by 34.5% with strong growth in operating income on ordinary activities in Jordan and Turkey on well oriented markets. In Egypt operating income on ordinary activities increased strongly driven by higher prices. Operating income on ordinary activities in Morocco was slightly down due to margins being impacted by the need to absorb the implementation of a cement sales tax in early 2004.

•	In Latin America, operating income on ordinary activities declined by 12.2% from 164 million euros in 2003 to 144 million euros in 2004. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 11 million euros. At constant scope and exchange rates, operating income on ordinary activities was down 6.5%. In Brazil lower volumes and the decline in prices led to a significant reduction in operating income on ordinary activities. Part of this decline was however mitigated by reductions in production costs. In Venezuela, the strong market recovery allowed for an improvement in operating income on ordinary activities. In Chile operating income on ordinary activities was largely unchanged on 2003. Weak prices in the first half of 2004 in Honduras and higher fuel costs in Mexico led to some slippage in operating income on ordinary activities compared to 2003.

•	In Africa and the Indian Ocean, operating income on ordinary activities increased by 36.3% to 184 million euros in 2004 from 135 million euros in 2003. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 7 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities grew by 41.9% with strong growth in Nigeria and South Africa. In Nigeria where the ramp up of the new Ewekoro plant continued in 2004 we benefited from high volume growth and favorable pricing conditions which helped to pass on to customers the rise of energy costs. In South Africa the buoyant construction market continued to drive margin growth. Operating income on ordinary activities in Kenya was at a similar level to 2003 despite the unfavorable effect of currency fluctuations. Cameroon and Uganda both increased their operating income on ordinary activities.

•	In Asia operating income on ordinary activities declined by 3.9% from 103 million euros in 2003 to 99 million euros in 2004. The negative impact of currency fluctuations on the region’s operating income on ordinary activities amounted to 9 million euros. The positive impact of changes in the scope of consolidation as a consequence of the increase in ownership of Lafarge Halla Cement in South Korea and of the full-year operation of the Chongqing plant in China amounted to 13 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities declined by 7.4% as a result of the sharp fall in South Korea and Malaysia. Operating income on ordinary activities in the region was favorably impacted by a significant recovery in prices in the Philippines which led to a strong increase in margins despite unfavorable energy costs. In India also, margin continued to improve, supported by the solid sales growth. Significant weakness was however recorded in South Korea where operating income on ordinary activities collapsed from previous levels as a result of the sharp fall in the construction market and higher energy expenses. In Malaysia also, the disappointingly weak construction market and higher energy costs led to a drop in operating income on ordinary activities. In China operating income on ordinary activities rose as a result of good performance seen in recent acquisitions. The operating income on ordinary activities generated in Indonesia was marginally down on 2003.

Page 12 of 57 Total Pages

AGGREGATES & CONCRETE: 16% of total operating income on ordinary activities

€ million	31/12/07	31/12/03	% variance 2004/2003	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	4 747	4 465	+ 6.3%	+ 7.6%	+ 7.6%
Operating income on ordinary activites	337	283	+ 19.1%	+ 18.3%	—

•	Aggregates and Related products – Operating income on ordinary activities: €225 million (€191 million in 2003)
•	Readymix concrete and concrete products – Operating income on ordinary activities: € 112 million (€92 million in 2003)

Sales

in 2004 rose by 7.6% excluding foreign exchange, scope effects, and before inter divisional sales elimination (+11.4% in Quarter 1, +6.0% in Quarter 2, +5.9% in Quarter 3 and +8.4% in Quarter 4).The Aggregates and Concrete Division delivered robust levels of sales growth overall with strong volumes in both North America and France, coupled with favorable pricing trends in most countries.

Operating income on ordinary activities

of the Aggregates & Concrete division increased by 19.1% between 2003 and 2004, from 283 million euros to 337  million euros. Currency fluctuations had a negative impact of 2.9% or 7  million euros. Increases in the scope of consolidation, the most significant being Hupfer Holdings in France and Switzerland and The Concrete Company in Alabama in the United States had a positive effect of 7 million euros. At constant scope of consolidation and exchange rates, operating income on ordinary activities grew by 18.3%. As a percentage of the division’s gross sales, operating income on ordinary activities represented 7.1% in 2004, compared to 6.3% in 2003. Operating income on ordinary activities for aggregates totaled 225  million euros up 17.8% from 191  million euros in 2003. Currency fluctuations had a negative impact of 7 million euros. Operating income on ordinary activities for concrete totaled 112  million euros up 21.7% from 92  million euros in 2003. The Division as a whole experienced in 2004 a strong increase in its operating income on ordinary activities under the combined effect of well oriented markets in most countries, more favorable weather pattern, good pricing conditions in the aggregates activities and development of special quality products in concrete. The overall improvement was however partly mitigated by the pressure on margins on a few competitive markets in North America in the ready-mix and paving activities.

Page 13 of 57 Total Pages

Return on capital employed (after tax, calculated at 2003 tax rate, of 28.6%) increased to 7.9% from 6.8%.

Western Europe

Sales

of Aggregates in Western Europe faced a mixed situation. In France, sales growth varied regionally, with stronger growth in Southern regions. In the UK, sales were lower due to a decline in infrastructure spending, which strongly affected Asphalt and Paving. Aggregates prices continued to show favorable trends compared to 2003.

In France, sales of concrete grew strongly due to a combination of high levels of residential housing in most regions and favorable pricing trends supported by increased sales of special quality concretes. In the UK, concrete sales were robust with improved pricing trends supported by increased volumes of special quality products.

Operating income on ordinary activities

in Western Europe grew by 17.3% to 156 million euros. The net positive effect of changes in the scope of consolidation arose to 8 million euros. In France, significant improvements were recorded in concrete and in aggregates. In the United Kingdom operating income on ordinary activities was down. The significant decline in infrastructure spending led to a decrease in operating income on ordinary activities in both the asphalt and paving and the aggregates activity as a result of the weak level of orders received.

Page 14 of 57 Total Pages

North America

Sales

Volumes of aggregates rose with solid overall demand levels in the U.S. and strong sales in Canada. Aggregate prices were also higher in most North American markets. In concrete, sales rose 7.3%, with overall positive pricing conditions. Demand was particularly strong in West Canada and in the Eastern part of the United States.

Operating income on ordinary activities

in North America, grew by 7.1% to 135 million euros. The weakening of the dollar against the euro had a negative impact of 9 million euros. Changes in the scope of consolidation had a net positive impact of 2 million euros. Although sales delivered solid growth, operating income on ordinary activities improvement was dampened by the increase in pension costs which totaled 7 million euros, higher fuel costs across all product lines and increased maintenance costs with higher plant activity. The increase in operating income on ordinary activities was driven by the aggregates activity due to strong volumes and solid pricing gains across all regions. This improvement was however partly mitigated by less favorable trends in a few markets in the ready mix and paving activities.

Elsewhere in the world

Operating income on ordinary activities

continued to grow reaching 46  million euros in 2004 compared to 24  million euros in 2003. In South Africa, operating income on ordinary activities continued to grow significantly driven by the strong construction market, under the combined effect of improved performance and the rand’s appreciation against the euro. In Poland and Turkey the operating income on ordinary activities continued to improve.

Page 15 of 57 Total Pages

ROOFING: 7% of total operating income on ordinary activities

€ million	31/12/07	31/12/03	% variance 2004/2003	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	1 493	1 510	–1.1%	–1.0%	–1.0%
Operating income on ordinary activites	150	142	+ 5.6%	+ 5.7%	—

Sales

in 2004 were down by 1% excluding foreign exchange, scope effects, and before inter divisional sales elimination (+6.0% in Quarter 1, +6.0% in Quarter 2, –6.2% in Quarter 3 and – 7.5% in Quarter 4).The Roofing Division's decline in sales resulted from renewed weakness in Germany in the second half after a more promising first half.

Operating income on ordinary activities

was up 5.6% to 150 million euros from 142  million euros in 2003. Currency fluctuations had a negative impact of 1 million euros. As a percentage of the division’s gross sales, operating income on ordinary activities represented 10.0% in 2004, compared to 9.4% in 2003. Further margin improvement was hampered by continued weakness in Germany.

Return on capital employed (after tax, calculated at 2003 tax rate, of 28.6%) increased to 5.5% from 4.8%.

Western Europe

Sales

of both concrete and clay tiles were down. The renewed decline in sales in Germany offset the generally favorable trends seen across the rest of Europe, particularly in France, Italy and Scandinavia.

Operating income on ordinary activities

in Western Europe rose by 8.6% to 114 million euros. In Germany, however, the weakness in the construction market pushed volumes lower and as a consequence operating income on ordinary activities declined by 11.3% to 39 million euros. In other Western European countries operating income on ordinary activities rose strongly from 61  million euros in 2003 to 75  million euros in 2004. In France, the operating income on ordinary activities benefited from the strong sales development and lower overhead costs. In the United Kingdom, operating income on ordinary activities rose as a result of reduced costs of sales. All other countries recorded improved operating income on ordinary activities with the exception of the Netherlands where increased competition led to a sharp decline.

Page 16 of 57 Total Pages

North America and other countries

Sales

in the United States. continued to be strong, driven by a buoyant housing market.

Operating income on ordinary activities

declined slightly to 36  million euros in 2004 from 37  million euros in 2003 due to a lower operating income on ordinary activities in Malaysia in the context of the disappointing construction market. This decline was partly offset by improved results in North America. In Central Europe and Eastern Europe operating income on ordinary activities was slightly down.

GYPSUM: 6% of total operating income on ordinary activities

€ million	31/12/07	31/12/03	% variance 2004/2003	Excluding foreign exchange, and scope effects	Excluding foreign exchange, scope effects and before inter divisional sales elimination

Sales	1 340	1 194	+ 12%	+ 12.0%	+ 12.2%	%
Operating income on ordinary activites	129	84	+ 53%	+ 50.0%	—

Sales

in 2004 rose by 12.2% excluding foreign exchange, scope effects, and before inter divisional sales elimination (+14.2% in Quarter 1, +13.2% in Quarter 2, +10.8% in Quarter 3 and + 10.8% in Quarter 4). The Gypsum Division’s strong sales growth in 2004 was driven by positive trends in both volumes and prices in most markets.

Operating income on ordinary activities

grew by 53.6% from 84 million in 2003 to 129 million in 2004, following the significant improvement achieved in 2003. Currency fluctuations had no impact on the operating income on ordinary activities. At constant scope, operating income on ordinary activities increased by 50%. As a percentage of the division’s gross sales, operating income on ordinary activities increased to 9.6% in 2004 from 7.0% in 2003.

Page 17 of 57 Total Pages

Return on capital employed (after tax, calculated at 2003 tax rate, of 28.6%) increased to 9.5% from 6.3%.

Western Europe

Sales

in Western Europe, pricing was favorable in France but continued to be negative in Germany. Volumes were driven by strong demand in the UK and by strong fourth quarter sales in Germany ahead of 2005 price increases.

Operating income on ordinary activities

in Western Europe improved by 10.6% to 73  million euros up from 66  million in 2003. In France it grew largely as a result of favorable pricing trends and product mix. In the United Kingdom, it fell sharply due to the additional costs associated with the need to import boards from continental Europe to meet high levels of demand. In Germany, stability in the market and increased exports helped offset the effect of lower prices, however losses continued to be incurred.

North America

Sales

grew significantly in the United States with our plants running at high capacity rates. The strong activity in residential housing and renovation work continued and facilitated further price increases in all of our markets during the year.

Operating income on ordinary activities

in North America, the significant increase in market prices and good plant performance ensured that the operations recorded a positive operating income on ordinary activities of 18 million euros, compared to a loss of 14  million euros in 2003. Prices recovered steadily throughout the year to levels not seen since 2000, but this favorable effect was partly offset by higher paper costs and increased energy expenses. The two high speed plants at Silver Grove and Palatka performed well running at high levels of output.

Other countries

Operating income on ordinary activities

rose to 38 million euros in 2004, compared to 32 million euros in 2003. A significant turnaround was recorded in Poland, where after the loss incurred in 2003, break even operating income on ordinary activities was reached due to increased domestic prices and export volumes. Our operating income on ordinary activities in the Asia Pacific region decreased overall due to the weaker market conditions experienced in South Korea and increased competition in Thailand resulting in lower prices in this country.

Page 18 of 57 Total Pages

OTHER (including Specialty products and holdings)

Operating income on ordinary activities

of our other operations rose to a negative 59 million euros in 2004 compared to a negative 41 million euros in 2003 being adversely affected by an increase in pension costs, a decline in the contribution of our properties activities, and an unfavorable net scope effect resulting primarly from the disposal of the remaining lime operations in Europe.

OTHER INCOME STATEMENT ITEMS

Non-recurring items: €-169 million (€122 million in 2003)

Gains on disposals, net represented a net gain of 41 million euros in 2004, compared to 299  million euros in 2003. The most significant capital gains were earned on the sale of the 40% stake in Carmeuse North America BV. In 2003, gain on disposals, net included the gains on the sale of certain cement assets in North America for 111 million euros and on the sale of the stake in Materis Participations for 122 million euros.

Other income (expenses), net, represented a net loss of 210 million euros in 2004, compared to a net loss of 177 million euros in 2003. In 2004, the most significant expense items arose from exceptional amortization and depreciation for 109 million euros, including an intangible asset write off of 45 million euros related to real estate development rights, from restructuring charges for 35 million euros split between Cement at 9  million euros, Aggregates & Concrete at 6 million euros, Roofing at 15 million euros and other activities at 5 million euros and from litigation expenses of 27 million euros.

Net interest expenses: € 517million (€568 million in 2003)

Financial expenses, net decreased by 9.0% between 2003 and 2004, from 568 million euros to 517 million euros. Financial expenses, net are comprised of financial expenses on net indebtedness and other financial income and expenses including foreign exchange gains and losses. Financial expenses on net indebtedness decreased by 12% between 2003 and 2004, from 505 million euros to 443 million euros as the result of the decrease of our net average indebtedness. The average interest rate on our debt was 5.3% on December 31, 2004 as compared to 5.8% on December 31, 2003. Other financial income and expenses was a net loss in 2004 of 74 million euros compared to a net loss of 63 million euros in 2003. Foreign exchange losses amounted to 41 million euros in 2004 and to 75 million euros in 2003.

Page 19 of 57 Total Pages

Income tax: €247 million (€425 million in 2003)

Income tax decreased by 41.9% between 2003 and 2004, from 425 million euros to 247  million euros. The effective tax rate for 2004 decreased to 17.2% compared to 28.6% in 2003. This reduction resulted principally from 193 million euros of non recurring tax savings. These tax savings arose from tax efficient restructurings, from asset reevaluation allowed in several countries and from the enactment of lower tax rates notably in Greece. Excluding these non recurring tax savings, our effective tax rate would have been at 30.6% in 2004.

Income from equity affiliates: €74 million (€37 million in 2004)

Share of net income in equity affiliates doubled between 2003 and 2004, from 37 million euros to 74 million euros. The share of net income in equity affiliates in our Cement division amounted to 40 million euros, of which Molins accounted for 25 million euros. The share of net income in equity affiliates in our Roofing and Gypsum divisions amounted to 24 million euros.The share of the net income of Carmeuse North America, divested in December 2004, was positive in 2004 at 6 million euros and compared favorably to the share of net loss of 33 million euros recorded in 2003.

Amortization of goodwill: €133 million (€135 million in 2003).

Amortization of goodwill declined by 1.5% between 2003 and 2004, from 135 million euros to 133 million euros.

Minority interests: €264 million (€237 million in 2003).

Minority interests increased by 11.4% between 2003 and 2004, from 237 million euros to 264 million euros, reflecting primarily improved net results in Greece, Jordan and Nigeria

Net income, Group share: €868 million (€728 million in 2003)

Net income increased by 19.2% between 2003 and 2004, from 728 million euros to 868 million euros. Net income represented 6% of sales in 2004, compared to 5.3% in 2003.

Earnings per share: €5.16 (€4.92 in 2003)

Earnings per share were up 4.9% at 5.16 euros compared to 4.92 euros in 2003. The average number of shares outstanding during the year was 168.3 million (170.9 million as at December 31, 2004), as compared to an average number of shares at 147.9 million in 2003 (167.2 million as at December 31, 2003). Between December 31, 2003 and December 31, 2004 the increase in the number of shares is essentially due to the 3.5 million shares issued to shareholders opting for the reinvestment of the dividend in June 2004.

The diluted earnings per share were up 4.8% at 5.00 euros compared to 4.77 euros in 2003.

Page 20 of 57 Total Pages

CASHFLOW STATEMENT

Net cash provided by operating activities decreased by 353 million euros in 2004 to 1,736 million (€2,089 million in 2003).

The decrease arose from additional working capital requirements of 377 million euros between December  31, 2003 and December  31, 2004. The increase in working capital needs was primarily due to the termination of the receivables securization program in North America and to a net increase of other receivables and other payables related to the payment of acquisitions and divestitures. Excluding working capital variation, net cash provided by operating activities rose strongly by 17.5%.

Net cash used in investing activities amounted to €893 million (€673 million in 2003)

Capital expenditures and Investments totaled €1,553 million (€1,184 million in 2003).

Sustaining capital expenditures (ie ongoing upgrading and modernization of existing facilities) totaled €783 million (€536 million in 2003).

Capital expenditures for new capacity totaling €350 million (€328 million in 2003), included expenditures on major cement projects such as the new production line in Tula, Mexico (€22 million) , the new line at Ewekoro in Nigeria (€10 million), the second line in Chongqing, China (€15 million), the new plant in Bangladesh (€32 million) and a variety of smaller projects which amounted to 149 million euros in cement, 63 million euros in aggregates and concrete, 48 million euros in roofing and 11 million euros in gypsum.

Acquisitions totaled €420 million (€320 million in 2003), of which the most significant were:

•	the acquisition in Ecuador of Cementos Selva Alegre for 98 million euros. Cementos Selva Alegre acquired at the end of 2004 will be consolidated starting January 1st, 2005.
•	the acquisition of The Concrete Company of Columbus, Georgia, United States for 87 million euros with operations in both cement and concrete.
•	the acquisition of Hupfer Holdings for 69 million euros with aggregates operations in France and Switzerland .
•	the acquisition for 57 million euros, before deduction of cash acquired, of an additional stake of 10.2% of Lafarge Halla Cement, in South Korea. Cash acquired amounted to 41 million euros and debt acquired to 54 million euros.
•	the acquisition, for 34 million euros, of a 14% stake in the “Lafarge Gypsum in Asia” holding, head of our Gypsum operations in Asia, in joint venture with Boral.

Page 21 of 57 Total Pages

Disposals of €574 million (€603 million in 2003) were made during 2004. The most significant disposals included the disposal of the 40.9% stake in Molins in Spain for 265 million euros and the disposal of the 40% stake in Carmeuse North America BV for 98 million euros.

BALANCE SHEET STATEMENT

Total equity as at December 31, 2004 stood at €11,072 million (€10,494 million end of Dec 2003).

The increase from December 31, 2003, reflects the income generated in the period, and the impact of the change in the consolidation method of Lafarge Halla Cement from proportionate to full consolidation. These items are partially offset by the dividend distribution, net of reinvestment and the change in translation adjustments as the result of the strengthening of the euro between December 31st 2003 and December 31st, 2004. In addition, total equity is further reduced by a negative translation effect of 289 million euros affecting the goodwill and the market shares of certain subsidiaries operating outside the euro zone, which were, prior to January 1, 2001 denominated in euros, and have been reconverted at the end of 2004 into local currency.

Net consolidated debt totaled 6,499 million euros down 562million euros from 7,061 million euros at the end of 2003 (including the impact of currency fluctuations of 111 million euros). The gearing ratio at year end was reduced from 67% in 2003 to 59% in 2004 and the ratio of cash flow from operations to net debt improved from 25.5% in 2003 to 32.5% in 2004.

OUTLOOK

We are confident that most of our markets should continue to show favorable trends, in both volumes and pricing, in 2005.

In Cement, we are confident that these favorable trends will continue in most of our markets in 2005, with clearly, once again, the benefit of our well spread and well balanced geographical portfolio being key to sustained organic growth. We expect In Western Europe markets to remain broadly stable, with the exception of post Olympic Greece and Germany where the construction market looks like entering a further year of weakness. However, we believe that cement prices should continue to improve progressively in Germany. Elsewhere pricing conditions should remain favorable across the region with price increases being implemented in most countries during the first quarter. With regard to North America, the level of demand in 2004 was high and weather conditions favorable. Following a strong year-end, there have been no significant changes in the overall market environment. We expect a continuation of solid demand and positive pricing trends in most markets. Around the rest of the world we expect the good levels of growth to continue in 2005.The only countries of concern, as we speak, will continue to be Brazil where the difficult competitive environment will bring further pressure on prices, and South Korea where difficult market conditions should remain in 2005.

Page 22 of 57 Total Pages

For Aggregates and Concrete, we expect to see further growth overall in 2005, with good pricing trends continuing in most of our markets.

In Roofing, many markets with the exception of Germany, are expected to show favorable market trends, with further growth in the share of roofing components.

In Gypsum, 2005 should bring another year of sustained growth and well oriented prices overall.

As far as costs are concerned, after the record increases of 2004, we expect our energy and ocean freight costs to increase again in 2005. Both solid fuel and ocean freight markets should remain strong in 2005 as the consequence of the Chinese economic boom. Diesel and gas oil 2005 prices should also stay at high level. As in previous years, risk management policies and performance programs should help to mitigate the impact of these increases.

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 23 of 57 Total Pages

CONSOLIDATED STATEMENTS OF INCOME

	2004	2003	2002

	(in million euros, except per share data)
Sales	14,436	13,658	14,610
Cost of goods sold	(9,633)	(9,088)	(9,734)
Selling and administrative expenses	(1,775)	(1,750)	(1,775)

Gross operating income	3,028	2,820	3,101
Depreciation	(904)	(886)	(969)

Operating income on ordinary activities	2,124	1,934	2,132
Gains on disposals, net	41	299	216
Other income (expenses), net	(210)	(177)	(525)
Operating income	1,955	2,056	1,823
Financial expenses, net	(517)	(568)	(521)

Income before income tax, share of net income of equity affiliates, amortization of goodwill and minority interests	1,438	1,488	1,302
Income tax	(247)	(425)	(448)

Income before share of net income of equity affiliates, amortization of goodwill and minority interests	1,191	1,063	854
Share of net income of equity affiliates	74	37	33
Amortization of goodwill	(133)	(135)	(158)
Minority interests	(264)	(237)	(273)

Net income	868	728	456

Earnings per share (euros)	5.16	4.92	3.52
Diluted earnings per share (euros)	5.00	4.77	3.49
Average number of outstanding shares (in thousands)	168,253	147,949	129,629

Page 24 of 57 Total Pages

CONSOLIDATED BALANCE SHEETS

	2004	2003	2002

	(in million euros)
ASSETS
Goodwill, net	3,718	4,149	4,633
Intangible assets, net	2,760	2,823	2,835
Property, plant and equipment, net	10,641	10,402	11,667
Investments in equity affiliates	236	383	652
Other investments	560	481	462
Other long-term assets	738	810	919

Long-term assets	18,653	19,048	21,168

Inventories, net	1,509	1,422	1,591
Accounts receivable-trade, net	2,054	1,754	1,816
Other receivables	903	977	955
Cash and cash equivalents *	1,653	1,634	1,109

Current assets	6,119	5,787	5,471

Total assets	24,772	24,835	26,639

SHAREHOLDERS’ EQUITY AND LIABILITIES
Common stock	684	669	532
Additional paid-in capital	6,000	5,798	4,546
Retained earnings	4,538	4,053	3,548
Cumulative translation adjustments	(2,745)	(2,335)	(1,645)

Shareholders’ equity	8,477	8,185	6,981

Minority interests	2,479	2,191	2,155
Other equity	116	118	134
Deferred taxes	731	870	979
Provisions	1,930	1,857	1,922
Long-term debt	6,948	7,370	10,271

Long-term liabilities	12,204	12,406	15,461

Accounts payable, trade	1,424	1,234	1,205
Other payables	1,463	1,685	1,938
Current portion of long-term debt	991	985	524
Short-term bank borrowings	213	340	530

Current liabilities	4,091	4,244	4,197

Total shareholders’ equity and liabilities	24,772	24,835	26,639

*	At December 31, 2004 and 2003 “Cash and cash equivalents” includes treasury shares for 69 and 71 million euros respectively, which aim at covering employee stock purchase option plans.

Page 25 of 57 Total Pages

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002

	(in million euros)
NET CASH PROVIDED BY OPERATING ACTIVITIES
Net income	868	728	456
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	264	237	273
Depreciation and amortization of assets and goodwill	1,047	1,021	1,127
Share of net income of equity affiliates less dividends received	(54)	(11)	(17)
Gains on disposals, net	(41)	(299)	(216)
Deferred income taxes and tax provisions	(184)	15	92
Other, net	226	108	241
Changes in operating working capital items (see analysis below)	(377)	290	(165)

Net cash provided by operating activities	1,736	2,089	1,791

NET CASH USED IN INVESTING ACTIVITIES
Capital expenditures	(1,133)	(864)	(1,149)
Investment in consolidated companies (1)	(309)	(218)	(337)
Investment in non-consolidated companies	(111)	(102)	(27)
Disposals (2)	574	603	725
Net (increase) decrease in other long-term assets	86	(92)	14

Net cash used in investing activities	(893)	(673)	(774)

NET CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from issuance of common stock	251	1,438	260
(Increase) decrease in treasury shares	—	—	(4)
Increase (decrease) in other equity	1	—	—
Dividends paid (including those paid to minority interests in subsidiaries)	(504)	(395)	(388)
Proceeds from long-term debt	958	173	642
Repayment of long-term debt	(1,783)	(2,042)	(751)
Increase (decrease) in short-term debt	284	(40)	(685)

Net cash (used in) provided by financing activities	(793)	(866)	(926)

(Decrease) Increase in cash and cash equivalents	50	550	91
Net effect of foreign currency translation on cash and cash equivalents	(31)	(105)	(183)
Treasury shares reclassification	—	80	—
Cash and cash equivalents at beginning of year	1,634	1,109	1,201

Cash and cash equivalents at end of year	1,653	1,634	1,109

(1) Net of cash and cash equivalents of companies acquired	49	25	—
(2) Net of cash and cash equivalents of companies disposed of	7	4	1

SUPPLEMENTAL DISCLOSURES

Analysis of changes in operating working capital items
(Increase) decrease in inventories	(108)	34	(40)
(Increase) decrease in accounts receivable-trade	(243)	(38)	446
(Increase) decrease in other receivables	16	(71)	11
Increase (decrease) in accounts payable-trade	142	86	(532)
Increase (decrease) in other payables	(184)	279	(50)

Cash payments during the period for
Interest expense	398	470	604
Income taxes	454	399	442

Page 26 of 57 Total Pages

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Outstanding shares	Treasury shares	Common stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Shareholders’ equity

	(in number of shares)
Balance at January 1, 2002	130,145,800	1,864,372	521	4,324	3,389	(352)	7,882
Net income	—	—	—	—	460	(4)	456
Dividends paid	—	—	—	—	(297)	—	(297)
Issuance of common stock (dividend reinvestment plan)	1,400,494	—	5	127	—	—	132
Exercise of stock options	171,583	—	1	7	—	—	8
Employee stock purchase plan	708,718	—	3	42	—	—	45
Issuance of common stock (Cementia exchange offer)	453,838	—	2	46	—	—	48
Purchase of treasury shares	—	56,587	—	—	(4)	—	(4)
Change in translation adjustments	—	—	—	—	—	(1,289)	(1,289)

Balance at December 31, 2002	132,880,433	1,920,959	532	4,546	3,548	(1,645)	6,981

Net income	—	—	—	—	728	—	728
Dividends paid	—	—	—	—	(303)	—	(303)
Issuance of common stock	31,831,528	—	127	1,135	—	—	1,262
Issuance of common stock (dividend reinvestment plan)	2,391,039	—	10	111	—	—	121
Exercise of stock options	114,813	—	—	6	—	—	6
Treasury shares*	—	(1,122,989)	—	—	80	—	80
Change in translation adjustments	—	—	—	—	—	(690)	(690)

Balance at December 31, 2003	167,217,813	797,970	669	5,798	4,053	(2,335)	8,185

Net income					868		868
Dividends paid					(383)		(383)
Issuance of common stock
Issuance of common stock (dividend reinvestment plan)	3,483,477		14	193			207
Exercise of stock options	217,788		1	9			10
Treasury shares*
Change in translation adjustments**						(410)	(410)

Balance at December 31, 2004	170,919,078	797,970	684	6,000	4,538	(2,745)	8,477

*	As of December 31, 2004 and 2003, treasury shares, which aim at covering employee stock purchase option plans, are classified as short-term investments.
**	Of which (279) million euros related to the change in accounting for goodwill and market shares on foreign subsidiaries.

Page 27 of 57 Total Pages

TRANSITION TO IFRS (1)

European Regulation n° 1606/2002 issued July 19, 2002, requires all European companies listed on a regulated market to use International Accounting Standards endorsed at the European level (IAS or IFRS (1) standards) to prepare their consolidated financial statements, effective 2005. Accordingly, the 2005 consolidated financial statements of the Group will be prepared in accordance with this set of standards, which requires 2004 comparative data to be presented on the same basis.

In order to provide this comparative data, the Group established an opening balance sheet as of January 1, 2004, the starting date for application of the IFRS standards as published as of March 31, 2004. The effects of the transition are recorded in the opening IFRS equity.

In accordance with the recommendation issued by the AMF related to the guidance regarding the transition to IFRS, Lafarge decided to present the quantitative impacts of the transition on its 2004 financial statements in this document.

Nevertheless, the Group could have to review some accounting treatments used for the purpose of this publication if the IASB was to publish new positions on existing standards until the Group’s first IFRS publication (2005’ interim reporting). Such positions would concern a very limited number of issues.

The information enclosed have been examined by the Board of Directors on February 23, 2005. Our auditors have audited the IFRS accompanying financial statements and related narrative disclosure and will issue an unqualified opinion on this information in their Special Purpose Auditor’s report on this preliminary IFRS financial information.

Basis for preparation of Group’s first IFRS financial statements

For the purpose of the transition to IFRS the Group elected an early application for part of the standards issued as at end of March 2004 as detailed :

•	Revised IAS 32 & IAS 39, Financial Instruments: for the purpose of the transition the Group applies these revised standards starting January 1, 2004;
•	IFRS 2, Share Based Payments : the Group applies this standard starting January 1, 2004 to instruments granted after November 7, 2002 and not vested as at January 1, 2004;
•	IFRS 3, Business Combinations, revised IAS 36, Impairment of assets and revised IAS 38, Intangible assets : the Group applies these standards starting January 1, 2004 (quantitative impacts are disclosed in note 3.a).

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(1) International Financial Reporting Standards (IFRS) is the new label of IAS effective May 2002.

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Exemptions from other IFRSs

IFRS 1, First-time adoption of International Financial and Reporting Standards allows First Time adopters to elect to use exemptions from other IFRSs (mainly to avoid retrospective application of some standards).

The Group examined the treatments available and elected to use the following exemptions :

(a) Business Combinations
Business Combinations prior to January 1, 2004 are not be restated retrospectively for compliance with IFRS 3. For information, the Group has applied the purchase method to all its business combinations since January 1, 1989.

(b) Employee Benefits
For all gains and losses arising from a change in actuarial assumptions for pension commitments subsequent to January 1, 2004, the Group will maintain the current “corridor” accounting method. Furthermore, the Group used the exemption permitted by IFRS 1 to include all actuarial differences not recognized as of December 31, 2003 in equity as of January 1, 2004. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards - 1.).

(c) Cumulative translation differences
The Group elected to “reset to zero” previous cumulative translation differences arising from translation into euros of foreign subsidiaries’ financial statements denominated in foreign currency. Quantitative impacts of this election are presented in the reconciliation note below (see Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards- 5. (a)).

The Group did not elect to use other exemptions available. Among other, the Group has elected to not adopt the option which consists in measuring at their fair value some tangible or intangible assets in the opening balance sheet.

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Impact of the transition on the consolidated Financial Statements

The following is a summary reconciliation of Shareholder’s equity and Net income as reported under French GAAP to Shareholders’ equity and Net income as adjusted for the effects of the application of International Accounting Standards starting January 1, 2004.

			January 1, 2004	Net income 2004	Other 2004	Transl adjustment 2004	December 31, 2004

Shareholder's equity as reported	Note		8,185	868	(166)	(410)	8,477

Pension and other employee benefits	1	.	(1,234)	83	(5)	16	(1,140)
Investments available for sale	2	.(c)	(44)		9		(35)
Compound instruments	2	.(a)	58	(27)			31
Derivative instruments	2	.(b)	(79)	4	61	(1)	(15)
Treasury shares	2	.(f)	(64)		2		(62)
Effective interest method on debts	2	.(f)	2	4			6
Goodwill depreciation & impairment	3	.(a)	—	117	(2)	(4)	111
Business combinations	3	.	—		1		1
Share based payments	4	.	—	(15)	15		—
Disposal of investments	5	.(a)	—	50	2	(52)	—
Goodwill rel. to the acqu. of foreign subs.	5	.(b)	(289)			289	—
Deferred tax hyperinflation Turkey	6	.(b)	(9)	1		1	(7)
Deferred charges	7	.(a)	(12)	3			(9)
Investment subsidies	7	.(b)	(26)	2			(24)
Prov. for unrealized frgn exch losses	7	.(e)	(28)	1		2	(25)
Severe currency devaluations capitalized	7	.(f)	(7)			(1)	(8)

Total IAS adjustments before income tax and minority interests			(1,732)	223	83	250	(1,176)

Tax effect of the above IAS adjustments			439	(21)	(22)	(10)	386
Minority Interests			132	(24)	(1)	(12)	95

Shareholders's equity according to IFRS			7,024	1,046	(106)	(182)	7,782

A summary reconciliation of the Group’s Consolidated financial statements as reported under French GAAP to its Consolidated financial statements under IFRSs are presented for :

(i)	Consolidated Balance sheet as at the date of transition to IFRS, that is January 1, 2004;
(ii)	Consolidated Balance sheet as at the end of December 2004; and
(iii)	Consolidated Income Statement for the year ended December 31, 2004.

Narrative disclosures are presented after this reconciliation (Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards).

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(i) Summary reconciliation of Balance Sheets

As at January 1, 2004 in million euros		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(5)	(6)	(7)

Non-current assets		19,048	(561)	(134)	—	(289)	251	(160)	(893)	18,155
Goodwill		4,149		13	2,421	(271)		(233)	1,930	6,079
Intangible assets		2,823			(2,421)			(102)	(2,523)	300
Property, plant and equipment		10,402						(96)	(96)	10,306
Investment in associates		383				(18)		234	216	599
Other financial assets	(a)	730		(147)				1	(146)	584
Pension asset	(a)	561	(561)						(561)	—
Deferred income tax asset, net		—					251		251	251
Restricted cash		—						36	36	36
Current assets		5,787	—	183	—	—	—	(64)	119	5,906
Inventories		1,422							—	1 422
Trade receivables		1,754		351					351	2,105
Other receivables		977		(243)				(28)	(271)	706
Derivative Instruments		—		146					146	146
Cash and cash equivalents		1,634		(71)				(36)	(107)	1,527

TOTAL ASSETS		24,835	(561)	49	—	(289)	251	(224)	(774)	24,061

Capital and reserves
Common stock		669							—	669
Additional paid-in-capital		5,798							—	5,798
Treasury shares	(b)	(33)		(71)					(71)	(104)
Retained earnings	(b)	4,086	(1,036)	(41)		(2,614)	352	(72)	(3,411)	675
Other reserves		—		(20)			6		(14)	(14)
Foreign currency translation		(2,335)				2,335			2,335	—

Shareholders' equity		8,185	(1,036)	(132)	—	(279)	358	(72)	(1,161)	7,024

Minority interests		2,191	(198)	(204)		(10)	72	(1)	(341)	1,850
Other equity		118						(118)	(118)	—

Total equity		10,494	(1,234)	(336)	—	(289)	430	(191)	(1,620)	8,874

Non-current liabilities		9,859	673	18	—	—	(179)	(33)	479	10,338
Deferred income tax liability		870					(179)	1	(178)	692
Pension provisions	(c)	622	673					1	674	1,296
Other provisions	(c)	997		(86)				(1)	(87)	910
Long-term debt		7,370		8				(34)	(26)	7,344
Derivative Instruments		—		96					96	96
Put options on shares of subsidiaries		—		222					222	222
Current liabilities		4,482	—	145	—	—	—	—	145	4,627
Pension provisions, current portion	(c)	117							—	117
Other provisions, current portion	(c)	121							—	121
Trade payables		1,234							—	1,234
Other payables	(d)	1,560		(120)					(120)	1,440
Income tax payable	(d)	125							—	125
ST debt & current portion of LT debt	(e)	1,325		248					248	1,573
Derivative instruments		—		17					17	17

TOTAL EQUITY AND LIABILITIES		24,835	(561)	49	—	(289)	251	(224)	(774)	24,061

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows:

(a) Lines "Other Investments" (481 million euros) and "Other LT assets" (810 million euros) have been merged in line "Other financial assets" except for the pension prepaid asset (561 million euros) that is presented under IFRS on a separate line
(b) Treasury shares that are deducted from equity under French GAAP were presented within "Retained earnings" in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line "Treasury shares"
(c) "Provisions" (1,857 million euros) have been split between "Pension & other employment benefit provision" (739 million euros) and "Other provisions" (1 118 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (117 million euros for Pension & Other Employment Benefit provision and 121 million euros for Other Provisions) (d) "Income Tax Payable" (125 million euros) is shown separately from "Other Payables" in the IFRS format
(e) French GAAP "Current portion of LT debt" (985 million euros) and "Short-term bank borrowings" (340 million euros) have been merged into IFRS line "ST debt & current portion of LT debt"

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(ii) Summary reconciliation of Balance Sheets

As at December 31, 2004 in million euros		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32 39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(4)	(5)	(6)	(7)

Non-current assets		18,653	(573)	(28)	112	—	—	280	(203)	(412)	18,241
Goodwill		3,718		34	2,377				(131)	2,280	5,998
Intangible assets		2,760			(2,270)				(182)	(2,452)	308
Property, plant and equipment		10,641							(54)	(54)	10,587
Investment in associates		236			5				131	136	372
Other financial assets	(a)	722		(62)					(1)	(63)	659
Pension asset	(a)	576	(573)							(573)	3
Deferred income tax asset, net		—						280		280	280
Restricted cash		—							34	34	34
Current assets		6,119	—	198	—	—	—	—	(58)	140	6,259
Inventories		1,509								—	1,509
Trade receivables		2,054		210						210	2,264
Other receivables		903		(152)					(24)	(176)	727
Derivative Instruments		—		209						209	209
Cash and cash equivalents		1,653		(69)					(34)	(103)	1,550

TOTAL ASSETS		24,772	(573)	170	112	—	—	280	(261)	(272)	24,500

Capital and reserves
Common stock		684								—	684
Additional paid-in-capital		6,000				13				13	6,013
Treasury shares	(b)	(33)		(69)						(69)	(102)
Retained earnings	(b)	4,571	(979)	(67)	105	(13)	(2,559)	346	(67)	(3,234)	1,337
Other reserves		—		51				(19)		32	32
Foreign currency translation		(2,745)	16	(1)	(3)		2,559	(9)	1	2,563	(182)

Shareholders' equity		8,477	(963)	(86)	102	—	—	318	(66)	(695)	7,782

Minority interests		2,479	(177)	(254)	10			61		(360)	2,119
Other equity		116							(116)	(116)	—

Total equity		11,072	(1,140)	(340)	112	—	—	379	(182)	(1,171)	9,901

Non-current liabilities		9,370	567	15	—	—	—	(99)	(79)	404	9,774
Deferred income tax liability		731						(99)		(99)	632
Pension provisions	(c)	667	567							567	1,234
Other provisions	(c)	1,024		(104)						(104)	920
Long-term debt		6,948		90					(79)	11	6,959
Derivative Instruments		—		29						29	29
Put options on shares of subsidiaries		—	—	299	—	—	—	—	—	299	299
Current liabilities		4,330	—	196	—	—	—	—	—	196	4,526
Pension provisions, current portion	(c)	121								—	121
Other provisions, current portion	(c)	118								—	118
Trade payables		1,424								—	1,424
Other payables	(d)	1,417		(30)						(30)	1,387
Income tax payable	(d)	46								—	46
ST debt & current portion of LT debt	(e)	1,204		183						183	1,387
Derivative Instruments		—		43						43	43

TOTAL EQUITY AND LIABILITIES		24,772	(573)	170	112	—	—	280	(261)	(272)	24,500

Reclassifications between French GAAP published Balance sheet and French GAAP balances presented under the IFRS format may be summarized as follows:

(a) Lines "Other Investments" (560 million euros) and "Other LT assets" (738 million euros) have been merged in line "Other financial assets" except for the pension prepaid asset (576 million euros) that is presented under IFRS on a separate line
(b) Treasury shares that are deducted from equity under French GAAP were presented within "Retained earnings" in the French GAAP Balance Sheet. They are isolated in the IFRS format on the line "Treasury shares"
(c) "Provisions" (1,930 million euros) have been split between "Pension & other employment benefit provision" (788 million euros) and "Other provisions" (1,142 million euros) and the part that will be reversed within twelve months is presented in the Current liabilities section (121 million euros for Pension & Other Employment Benefit provision and 118 million euros for Other Provisions)
(d) "Income Tax Payable" (46 million euros) is shown separately from "Other Payables" in the IFRS format
(e) French GAAP "Current portion of LT debt" (991 million euros) and "Short-term bank borrowings" (213 million euros) have been merged into IFRS line "ST debt & current portion of LT debt"

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(ii)	Summary reconciliation of Consolidated Income Statements

For the year ended December 31, 2004 in million euros		French GAAP under IFRS format	IAS 19 Employee benefits	IAS 32/39 Financial Instruments	IFRS 3 Business Combinations, IAS 36 & 38	IFRS 2 Share Based Payments	IAS 21 Effects of Changes in For. Ex. Rates	IAS 12 Income Taxes	Others	Total impact of transition to IFRS	Restated under IFRS
Narrative disclosure reference			(1)	(2)	(3)	(4)	(5)	(6)	(7)

Revenues		14,436								—	14,436
Cost of sales	(a)	(10,432)	16	12		(3)			5	30	(10,402)
Selling & administrative expenses	(a)	(1,880)	59			(12)				47	(1,833)
Operating Margin		2,124	75	12	—	(15)	—	—	5	77	2,201
Gains on disposal, net		44					52		(2)	50	94
Other operating income (expenses)	(b)	(346)	8		117					125	(221)
Operating income	(c)	1,822	83	12	117	(15)	52	—	3	252	2,074
Finance (costs) / income		(517)		(31)					1	(30)	(547)
Income from associates		74								—	74
Income before income tax and min. int.		1,379	83	(19)	117	(15)	52	—	4	222	1,601
Income tax		(247)						(21)	1	(20)	(267)
Income after tax		1,132	83	(19)	117	(15)	52	(21)	5	202	1,334
Minority interests		(264)	(20)	(5)	(10)	2		8	1	(24)	(288)
Net income		868	63	(24)	107	(13)	52	(13)	6	178	1,046

Reclassifications between French GAAP published Statement of income and French GAAP balances presented under the IFRS format may be summarized as follows :

(a) The line "Depreciation" presented on the face of the French GAAP Income statement has been allocated to "Cost of Sales" (799 million euros) and "Selling & administrative expenses" in the IFRS format (105 million euros) based on the nature of the underlying assets
(b) "Goodwill depreciation" is reclassified within the "Operating Income" on the line "Other operating income (expenses)" in the IFRS format. This depreciation is then reversed as part of IFRS adjustments
(c) Previously denominated as “Operating income on Ordinary Activities” under French GAAP

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Summary of differences between Accounting Principles followed by the Group (French GAAP) and International Accounting Standards

All figures presented in the narrative disclosures hereafter are before tax and minority interests, unless specified.

1. IAS 19 –Employee benefits

Lafarge has elected to use the option available in IFRS 1 under which any difference existing as at 1/01/2004 between defined benefit plans liabilities and the fair value of dedicated assets can be recognized through equity, except the non vested portion of unrecognized past service costs. The impact of this election is the main source of difference between French GAAP and IFRS financial statements in the area of employee benefits (1,183 million euros negative impact on January 1, 2004 total equity, 73 million euros positive impact on earnings and 1,132 million euros negative impact on December 31, 2004 total equity).

Group valuation and accounting principles in respect of pension and other commitments have been almost fully aligned with existing US GAAP in this area (SFAS 87-88, SFAS 106 and SFAS 112) since the group flotation on the NYSE. IAS 19 is the corresponding standard applicable to employee benefits under IAS / IFRS. A limited number of discrepancies between these 2 sets of standards have been identified. They concern :

•	the valuation of dedicated plans assets (US GAAP authorize the smoothing of the fair value of plans assets over time, whereby IAS 19 requires the use of year end fair value for assets);
•	measurement dates for liabilities and dedicated assets (under US GAAP, valuation dates can be set before year end, whereby IAS 19 requires the use of year end measurement dates);
•	transitional provisions which are specific to each set of standards;
•	the recognition of past / prior service costs (under US GAAP, the effects of plan amendments can be recognized over the average remaining active life of plans participants, whereby IAS 19 requires the immediate recognition, in the profit and loss account, of any effect of plan amendments on benefits already vested);
•	the limitations applicable, under IAS 19 (asset ceiling), to prepaid pension cost amount to be recognized on the employer’s balance sheet in respect of the overfunding of a plan’s liabilities by its dedicated assets, which have no direct equivalent under US GAAP;
•	the allocation method for defined benefit costs over the periods of services rendered by beneficiaries (under certain circumstances, US GAAP allow for an allocation of costs over the entire expected active career of beneficiaries, whereby IAS 19 requires the recognition of these costs over the periods of service over which benefits become vested, occasionally shorter than the entire expected active career);
•	the valuation of death and disability benefits covering active employees (IAS 19 does not require to provide for this type of benefits as long as they do not relate to services rendered by beneficiaries : costs are then expensed as incurred);
•	the valuation of « constructive » obligations which is explicitly required by IAS 19, whereby US GAAP valuation requirements are limited to the obligations in respect of formal benefit plans.

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Based on this list of potential discrepancies, Lafarge has carried out, with the support of its actuaries, a specific review of the necessary restatements of the existing US GAAP information in respect of the most significant benefit plans of the group (95% of group obligations have been covered).

Following this review, the Group has recorded a net decrease in equity as at January 1, 2004 of 51 million euros, an increase in earnings of 10 million euros and a net decrease in equity as at December 31, 2004 of 8 million euros.

The results of this review have been integrated into group valuation and accounting processes.

The total impact of the application of IAS 19 revised for the Group is respectively a decrease in equity of 1,234 million euros and 1,140 million euros as at January 1, 2004 and December 31, 2004 and an increase in 2004 earnings of 83 million euros.

2. IAS 32 / 39 –Financial instruments

The impact of the application of IAS 32 / 39 on the Group’s Balance sheets can be summarized as follows :

	As at January 1, 2004							As at December 31, 2004

in million euros	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti-zation	Put options	Others	Total impact	OCEANE	Deriv. Instr.	Avail. for sale invest.	Securiti-zation	Put options	Others

Non-current assets	(134)	—	—	(44)	(103)	13	—	(28)	—	—	(35)	(27)	34	—
Goodwill	13					13		34					34
Other financial assets	(147)			(44)	(103)			(62)			(35)	(27)
Current assets	183	—	(97)	—	352	—	(72)	198	—	57	—	210	—	(69)
Trade receivables	351				352		(1)	210				210
Other receivables	(243)		(243)					(152)		(152)
Derivative Instruments	146		146					209		209
Cash and cash equivalents	(71)						(71)	(69)						(69)

TOTAL ASSETS	49	—	(97)	(44)	249	13	(72)	170	—	57	(35)	183	34	(69)

Treasury shares	(71)						(71)	(69)						(69)
Retained earnings	(41)	(55)	5				9	(67)	(82)	2				13
Other reserves	(20)	113	(89)	(44)			—	51	113	(27)	(35)
Foreign currency transl.								(1)		(1)
Shareholders' equity	(132)	58	(84)	(44)	—		(62)	(86)	31	(26)	(35)	—	—	(56)
Minority interests	(204)		5			(209)		(254)		11			(265)
Total equity	(336)	58	(79)	(44)	—	(209)	(62)	(340)	31	(15)	(35)	—	(265)	(56)
Non-current liabilities	18	(58)	86				(10)	15	(31)	59		—		(13)
Other provisions	(86)	(69)	(10)				(7)	(104)	(97)					(7)
Long-term debt	8	11					(3)	90	66	30				(6)
Derivative Instruments	96		96					29		29
Put opt. on shares of subs.	222					222		299					299
Current liabilities	145	—	(104)		249		—	196		13		183		—
Other payables	(120)		(121)				1	(30)		(30)
STdebt&cur. port ofLTdebt	248				249		(1)	183				183
Derivative instruments	17		17					43		43

TOTAL EQUITY & LIAB	49	—	(97)	(44)	249	13	(72)	170	—	57	(35)	183	34	(69)

(a)	Compound Instruments : OCEANE
Under IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains components with characteristics of both liabilities and equity elements, the issuer shall classify the component parts separately according to the definitions for the various considered items. Therefore, a separate presentation of liability and equity created by a single financial instrument is required.

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This category includes financial instruments that creates a debt for the issuer and grants an option to its holder to convert it into an equity instrument of the issuer
When the initial carrying amount of a compound instrument is allocated to its equity and liability elements, the equity component is assigned the residual carrying amount after deducting from the instrument as a whole the amount separately determined for the liability component. This liability component is determined by measuring the fair value of a similar liability, without associated equity component.
As at June 29, 2001 the Group issued 10,236,221 bonds convertible into common shares for a total nominal amount of 1,300,000,067 euros, bearing interest at an annual rate of 1,5% (OCEANEs). The maturity of this convertible bonds is January 1, 2006.
As part of the transition, the Group calculated retrospectively the liability and equity component of this instrument at inception and determined the liability value that shall be recognized as at January 1, 2004. The equity component that would have been recognized at inception directly in equity amounts to 113 million euros. Under the effective interest rate method, the cumulative interest expense that would have been recognized on the liability component as at January 1, 2004 amounts to 181 million euros. Under French GAAP, the Group recorded a cumulative interest expense (including linear amortization for redemption premium and transaction costs) of 126 million euros. The cumulative difference is a decrease in retained earnings of 55 million euros. For the year ended 2004, the Group recorded in its IFRS earnings an additional financial expense amounting to 27 million euros.
The combined effect of the recognition of the equity component and the cumulative difference on financial expenses is respectively an increase of 58 million euros in equity as at January 1, 2004, a decrease of 27 million euros in 2004 earnings and an increase of 31 million euros in equity as at December 31, 2004.

(b)	Derivative Instruments and hedge relationships
Under French GAAP, the fair value of derivative instruments is recorded in the Group’s accounting records when the assets and liabilities of an acquiree are fair valued as the result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments.
For the purpose of the transition, pursuant to the guidance in revised IAS 39 and IAS 32 that the Group applies starting January 1, 2004 as described in paragraph Basis for preparation of Group’s first IFRS financial statements above, the Group records in its IAS financial statements financial instruments which meet the criteria for recognition as derivatives. Derivative instruments are marked to market and recorded on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Group designates its derivative based on the criteria established by IAS 39. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivatives gain or loss is initially recognized directly in equity and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For embedded derivatives, the gain or loss is recognized in earnings in the period of the change in fair value.

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As a result of application of hedge accounting pursuant to the guidance included in revised IAS 39, as at January 1, 2004, the Group recorded a net decrease in Equity of 79 million euros (of which 84 million euros affects negatively the Shareholders’ equity and 5 million euros positively the Minority interests). As a result, the Group recorded current derivative assets for 146 million euros, non-current derivative liabilities for 96 million euros and current derivative liabilities for 17 million euros.
For the year ended 2004, accounting for the change in fair value of derivatives resulted in an increase recorded directly in equity of 61 million euros and an increase in earnings for the period of 4 million euros. As at end of December 31, 2004, Derivative instruments set on the balance sheet of the Group in current assets for an amount of 209 million euros, in non-current liabilities for 29 million euros and in current liabilities for 43 million euros.

(c)	Investments in marketable securities
In accordance with French GAAP, as described in the Notes to the Consolidated Financial Statements, the Group’s policy is to value marketable securities and other equity securities at the lower of historical cost or net realizable value with any resulting unrealized losses recorded in the statement of income. French GAAP does not permit upward adjustments in the value of these securities to reflect their fair market value.
Under revised IAS 39, that the Group applies for the purpose of the transition starting January 1, 2004, investments in marketable securities shall be classified in three categories : trading (securities that are bought and held principally for the purpose of selling them in the near term), held to maturity (securities with fixed or determinable payments and fixed maturity that the Group has a positive intent and ability to hold to maturity), and securities available for sale (all other securities). Most of the marketable debt and equity securities of the Group are classified as available for sale with unrealized gains and losses excluded from earnings and reported as a component of shareholders’ equity (accumulated changes in fair value of financial instruments).
In 2000, the Group acquired 9.99 % of the common shares of the Portuguese cement producer Cimpor for 319 million euros, which represented an average 4,75 per share. In December 2003, the Group purchased an additional 2.65 % of the common shares of Cimpor common stock at 4.06 euro per share. The market value of all shares was 348 million euros at December 31, 2003, and 352 million euros at December 31, 2004.

Page 37 of 57 Total Pages

Until 2004, the Group has not recorded an other-than-temporary impairment on this investment as it has the intent and ability to retain its investment for a period of time sufficient for the recovery in market value. The Group has viewed, and continues to view, its investment in Cimpor as a strategic investment. The Group derives certain benefits from its investment that are not reflected in Cimpor’s share price. These benefits include an industrial and technical cooperation agreement with Cimpor management to enhance the efficiency and create operating synergies for both operations. The Group monitors the value of its investment in Cimpor and evaluate it for possible impairment on a regular basis. This review has led the Group to book in its French GAAP 2004 profit and loss an impairment loss of 4 million euros.
This impairment has been kept in IFRS profit and loss and the difference between the market value and the carrying value after impairment has been recorded in a separate component of equity.
The unrealized gains and losses on securities available for sale included in this separate component of equity relate to the investment in Cimpor and represent an unrealized loss of 44 million euros and 35 million euros respectively as at January 1, 2004 and December, 31 2004.

(d)	Securitization agreements
The Group was involved in two major receivables securitization programs (in France and in the United States) as at January 1, 2004 to provide a cost-effective source of working capital and short-term financing. Under the programs, the subsidiaries agree to sell on a revolving basis, certain of their accounts receivable. Under the terms of the arrangements, the subsidiaries involved in these programs do not maintain control over the assets sold and there is no entitlement nor obligation to repurchase the sold receivables. In these agreements, the purchaser of receivables holds a subordinated retained interest in the receivables not sold to third parties as usually granted in similar commercial transactions. Consequently, the receivables securitization transactions have been accounted for under French GAAP as sales (with the subordinated interest being classified as long-term financial asset) and as a result, the related receivables and debt have been excluded from the Balance Sheet.
Under revised IAS 39, that the Group applies for the purpose of its transition starting January 1, 2004, financial assets could be derecognized only if substantially all risks and rewards attached to the assets have been transferred. The subordinated retained interest held by the purchaser in the receivables not sold to third parties represents a breach in the transfer of all risks and rewards. As a consequence, these accounts receivable should not be derecognized in the Balance Sheet and these operations should be treated as a secured financing.

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This restatement results in a decrease in LT financial assets of respectively 103 million euros and 27 million euros as at January 1, 2004 and December 31, 2004, an increase in Accounts receivable-trade of respectively 352 million euros and 210 million euros as at January 1, 2004 and December 31, 2004 , and an increase in short-term debt of respectively 249 million euros and 183 million euros as at January 1, 2004 and December 31, 2004 .

(e)	Put options on shares of subsidiaries
As part of the acquisition process of certain entities, the Group has granted third party shareholders the option to require the Group to purchase their shares at predetermined conditions. Assuming that all of these options were exercised, the purchase price to be paid by the Group, including net debt acquired, would amount to respectively 448 million euros and 328 million euros as at January 1, 2004 and December 31, 2004.
Under IAS 32, put option granted to minority interests of subsidiaries shall be considered as a debt. Out of the total options granted by the Group, the options granted to minority interests amounted to respectively 222 million euros and 299 million euros as at January 1, 2004 and December 31, 2004, the remaining options being granted on shares of equity affiliates or joint-ventures.
As a consequence, until the IFRIC issues specific guidance, the Group recorded a specific debt in the IFRS balance sheet by reclassifying the underlying minority interests and recording a goodwill for any difference between the carrying value of minority interests and the value of the debt. No impact has been recorded in the IFRS Statement of income.
The result of this treatment is a debt related to put options granted to minority interests of respectively 222 million euros and 299 million euros, a decrease in minority interests of respectively 209 million euros and 265 million euros and an increase in goodwill of respectively 13 million euros and 34 million euros as at January 1, 2004 and December 31, 2004.
Out of the outstanding debt at 2004 year end (299 million euros), 210 million can be exercised in 2005 based upon the terms of these agreements and 99 million have already been exercised in January 2005 (put options on Lafarge Halla Cement and Lafarge India Ltd).

(f)	Others
i.	Treasury shares
As required by French GAAP, cost of treasury shares that are intended for distribution to the employees is classified in investments in marketable securities (included in “Cash & cash equivalents”), and accounted for as described in the Notes to the Consolidated Financial Statements. Remaining treasury shares are recorded as a reduction of shareholders’ equity at acquisition cost.
For French GAAP purposes, a provision is recorded for unrealized losses on shares, which are classified as investments in marketable securities. Changes in the provision, including any subsequent recovery in value, if any, are recorded as financial income or expense.

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As at December 31, 2003, the Company was carrying 1,856,266 of its own shares out of which (i) 1,058,296 were classified as investments in marketable securities at a cost of 71 million euros and (ii) 797,970 were classified as a reduction of the Group’s shareholders’ equity for 33 million euros. A charge of 7 million euros was recognized in the Group’s French GAAP consolidated financial statements to account for unrealized losses on the Group’s own shares accounted for as investments in marketable securities.
As of December 31, 2004, the Company carries 1,834,396 of its own shares out of which 1,036,426 are classified as investments in marketable securities at a cost of 69 million euros.
Under IAS, treasury shares are accounted for as a reduction of shareholders’ equity at acquisition cost and no further recognition is given for changes in fair value. When treasury shares are resold, any difference between the cost and fair value are generally recorded directly to shareholders’ equity. For the year ended December 31, 2003, the impact on shareholders’ equity would have been an increase of 7 million euros related to the cancellation of the provision and a decrease of 71 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.
For the year ended December 31, 2004, the impact on shareholders’ equity is an increase of 7 million euros related to the cancellation of the provision and a decrease of 69 million euros related to the reclassification of treasury shares classified in investments in marketable securities under French GAAP.
ii.	Effective interest rate method
IAS 39, Financial Instruments : Recognition and Measurement requires to measure a financial liability after initial recognition at amortized cost using the effective interest method. That computation includes all fees and points paid between parties to the contract.
Under this method, the costs directly attributable to the acquisition of the financial liability are recognized in net income according to the effective interest rate method. Under French GAAP, they are mainly recognized on a linear basis over the life of the debt.
The cumulative impact of measuring financial debt (excluding OCEANE detailed above) at amortized cost using the effective interest rate method is a reduction of respectively 2 million euros and 6 million euros in Long-term debt as at January 1, 2004 and December 31, 2004 and a corresponding increase in equity. The impact of this difference on the 2004 earnings is an increase of 4 million euros.

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3. IFRS 3, IAS 36 & IAS 38 –Business Combinations, Impairment of assets & Intangible assets

The impact of the application of these standards on the Group’s Balance sheets can be summarized as follows :

	As at January 1, 2004				As at December 31, 2004

in million euros	Total impact	Goodwill deprec.	Business Combin.	Market Shares	Total impact	Goodwill deprec.	Business Combin.	Market Shares

Non-current assets	—	—	—	—	112	111	1	—
Goodwill	2 421			2 421	2,377	106	1	2,270
Intangible assets	(2 421)			(2 421)	(2,270)			(2,270)
Investments in associates					5	5

TOTAL ASSETS	—	—	—	—	112	111	1	—

Capital and reserves
Retained earnings					105	104	1
Foreign currency translation					(3)	(3)
Shareholders' equity	—	—	—	—	102	101	1	—
Minority interests					10	10
Total equity	—	—	—	—	112	111	1	—

TOTAL EQUITY AND LIAB.	—	—	—	—	112	111	1	—

(a)	Goodwill amortization
Under French GAAP, acquired goodwill is amortized over the expected period of benefit, which does not exceed forty years. In the context of the transition to IFRS, Lafarge decided to apply revised IAS 36 and IFRS 3 starting January 1, 2004. As required by IFRS 3 and the revised IAS 36, subsequent to January 1, 2004, all previously recorded goodwill is no longer amortized but is tested for impairment at least annually. All goodwill acquired in a purchase combination completed after January 1, 2004 is not to be amortized. The French GAAP amortization of goodwill is reduced by 117 million euros for the year ended December 31, 2004.

(b)	Market Shares on acquisition
Under French GAAP, market shares have been separately identified on the acquisition of cement subsidiaries. Under revised IAS 38, that the Group applies starting January 1, 2004, market share are not considered as a separately identifiable intangible asset, but as a component of goodwill. These market shares have been reclassified for their carrying value to goodwill as at January 1, 2004 and December 31, 2004 (respectively 2,421 and 2,270 million euros) and accounted for based upon the provisions of revised IAS 36, as described above.

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4. IFRS 2 –Share Based Payments

Under French GAAP, compensation cost is not recorded for stock option and stock purchase plans.

Under IFRS 2 Share Based Payments, a company shall record in its financial statements a compensation expense for all share based compensation granted to its employee.

In the Group, stock option plans are maintained in Lafarge SA and in Lafarge North America Inc, a 53%-owned subsidiary of Lafarge SA.

The options granted after November 2002 and not vested at January 1, 2004 have been valued at the grant date using the Black-Scholes option –pricing model and the compensation expense is to be recognized ratably over the vesting period.

As a result, for the year ended December 31, 2004, a compensation cost of 15 million euros has been expensed in the IFRS earnings (out of which 2 million euros impacts Minority interests). The additional-paid-in capital has been increased accordingly.

5. IAS 21 –The Effects of Changes in Foreign Exchange Rates

The impact of the application of this standard on the Group’s Balance sheets can be summarized as follows :

	As at January 1, 2004			As at December 31, 2004

in million euros	Total impact	Cumulative transl. adjustment	Goodwill on Foreign subs	Total impact	Cumulative transl. Adjustment	Goodwill on Foreign subs

Non-current assets	(289)	—	(289)	—	—	—
Goodwill	(271)		(271)
Investments in associates	(18)		(18)

TOTAL ASSETS	(289)	—	(289)	—	—	—

Capital and reserves
Retained earnings	(2 614)	(2 335)	(279)	(2,559)	(2,559)
Foreign currency translation	2 335	2 335		2,559	2,559
Shareholders' equity	(279)	—	(279)	—	—	—
Minority interests	(10)		(10)
Total equity	(289)	—	(289)	—	—	—

TOTAL EQUITY AND LIAB.	(289)	—	(289)	—	—	—

(a)	Cumulative translation adjustment
The Group applies the IFRS 1 option allowing companies to “reset to zero” previous cumulative translation differences arising from the translation into euros of foreign subsidiaries. An amount of 2,614 million euros (including 279 million euros for Group share retrospectively calculated on goodwill previously recorded in the currency of the acquirer – see (b) below) has been reclassified in retained earnings as at January 1, 2004. This reclassification has no impact on Shareholder’s equity.
In 2004, the Group sold some foreign operations and transferred in its French GAAP profit & loss the cumulative translation difference related to these operations. The part of this difference existing as at January 1, 2004 (a loss amounting to 52 million euros) is excluded from the IFRS earnings.

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(b)	Goodwill relating to the acquisition of foreign subsidiaries
The Group recorded goodwill relating to the acquisition of part of its foreign subsidiaries, joint-ventures and equity affiliates in the currency of the acquirer. Under IAS, such goodwill is recorded in the currency of the acquiree. The French GAAP Goodwill on subsidiaries and joint-ventures was reduced by 271 million euros as at January 1, 2004 (out of which 10 million euros impacted the minority interests) and on equity affiliates by 18 million euros. In 2004, the Group transferred all such goodwill in its French GAAP accounts in the currency of the acquiree, creating a reversal of the opening difference.

6. IAS 12 –Deferred taxes

	As at January 1, 2004				As at December 31, 2004

in million euros	Total impact	Gross up of deferred tax.	Hyperinfl countries	Tax effect of all IAS adjustm	Total impact	Gross up of deferred tax	Hyperinfl countries	Tax effect of all IAS adjustm

Non-current assets	251	251	—	—	280	280	—	—
Deferred taxes asset, net	251	251		—	280	280

TOTAL ASSETS	251	251	—	—	280	280	—	—

Capital and reserves
Retained earnings	352		(9)	361	346		(8)	354
Other reserves	6			6	(19)			(19)
Foreign currency translation					(9)		1	(10)
Shareholders' equity	358	—	(9)	367	318	—	(7)	325
Minority interests	72			72	61			61
Total equity	430	—	(9)	439	379	—	(7)	386
Deferred tax liability	(179)	251	9	(439)	(99)	280	7	(386)

TOTAL EQUITY AND LIAB.	251	251	—	—	280	280	—	—

(a)	Gross up of deferred tax assets and liabilities
IAS 12 permits to offset deferred tax assets and liabilities if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Based on this criteria, the Group reclassified respectively 251 million euros and 280 million euros as at January 1, 2004 and December 31, 2004 as deferred tax assets that were previously offset against deferred tax liabilities.

(b)	Deferred taxes in hyperinflationary countries
Under French GAAP, the Group recorded a deferred tax liability only to the extent of the basis differences created as a result of allocating the excess of the purchase price over the carrying value of non-monetary assets acquired in highly inflationary economies (essentially fixed assets). IAS 12 revised requires to recognize deferred tax assets and liabilities for temporary differences related to assets and liabilities that are remeasured at each balance sheet date in accordance with the provisions of IAS 29, Financial Reporting in Hyperinflationary Economy. Deferred taxes have been calculated accordingly, resulting in the recognition of a deferred tax liability of respectively 9 million euros and 7 million euros as at January 1, 2004 and December 31, 2004. The effect of this difference on 2004 earnings is an increase of 1 million euros.

Page 43 of 57 Total Pages

(c)	Tax effect of all IAS adjustments
The Group recorded deferred taxes on all adjustments to IFRS that create a temporary difference between taxable basis and carrying value of assets and liabilities.
It mainly led to the recognition of a deferred tax asset on the pension adjustment amounting to respectively 403 million euros and 369 million euros as at January 1, 2004 and December 31, 2004.

7. Other differences

The impact of other differences may be detailed as follows :

	As at January 1, 2004							As at December 31, 2004

in million euros	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat.	Prov for forex losses	Severe deval capital	Total impact	Deferred charges	Investm. subsidies	Restrict Cash	GW on affiliat	Prov for forex losses	Severe deval capital

Non-current assets	(160)	(47)	(144)	36	—		(7)	(203)	(88)	(140)	34	—	—	(8)
Goodwill	(233)				(233)			(131)				(131)
Intangible assets	(102)	(102)						(182)	(181)
Property, plant & equip.	(96)	55	(144)				(7)	(54)	93	(140)				(8)
Investments in associates	234				233			131				131
Other financial assets	1							(1)
Restricted cash	36			36				34			34
Current assets	(64)	—	—	(36)	—	(28)	—	(58)		—	(34)	—	(25)	—
Other receivables	(28)					(28)		(24)					(25)
Cash & cash equiv.	(36)			(36)				(34)			(34)

TOTAL ASSETS	(224)	(47)	(144)	—	—	(28)	(7)	(261)	(88)	(140)	—	—	(25)	(8)

Capital and reserves
Retained earnings	(72)	(11)	(26)			(28)		(67)	(9)	(24)			(26)	(8)
Foreign curr. Transl.								1					1
Shareholders' equity	(72)	(11)	(26)	—	—	(28)	(7)	(66)	(9)	(24)	—	—	(25)	(8)
Minority interests	(1)	(1)
Other equity	(118)		(118)					(116)		(116)
Total equity	(191)	(12)	(144)	—	—	(28)	(7)	(182)	(9)	(140)	—	—	(25)	(8)
Non-current liabilities	(33)	(35)						(79)	(79)
Deferred tax liabilities	1
Pension provisions	1
Other provisions	(1)
Long-term debt	(34)	(35)						(79)	(79)

TOTAL EQU. AND LIAB.	(224)	(47)	(144)	—	—	(28)	(7)	(261)	(88)	(140)	—	—	(25)	(8)

(a)	Deferred charges
Under French GAAP certain expenses were to be classified in intangible assets as “deferred charges”. Based on their natures these expenses have been reclassified or written off.
55 million euros as at January 1, 2004 and 93 million as at December 31, 2004 have been reclassified in property, plant & equipment because they were costs directly attributable to fixed assets (mainly quarry stripping costs – respectively 52 million euros as at January 1, 2004 and 76 million euros as at December 31, 2004).

Page 44 of 57 Total Pages

35 million euros as at January 1, 2004 and 79 million as at December 31, 2004 have been accounted for under IAS as a reduction of long-term debt as they were redemption premiums (representing the difference between the instruments’ issue price and future redemption amount) resulting from debenture loans (except OCEANE).
12 million euros as at January 1, 2004 and 9 million as at December 31, 2004 have been written off against equity as they were not meeting the definition of an asset (mainly start-up costs capitalized under French GAAP). The net effect of new capitalization expensed and reversal of depreciation of previously written off assets is an increase in earnings of 3 million euros in 2004.

(b)	Investment subsidies

(i)	Reclassification of French GAAP investment subsidies
Under French GAAP, the Group classifies its investment subsidies in the liabilities as “Other equity”. Under IAS, the Group presents such subsidies as a reduction of the property, plant & equipment. This reclassification decreases the value of Property, plant & equipment by 118 million euros as at January 1, 2004 and 116 million euros as at December 31, 2004.

(ii)	Depreciation of investment subsidies
Under French GAAP, certain government investment subsidies were recorded in income when received, or were deferred and amortized over the remaining service periods of the employees at the related facilities. Under IAS, investment subsidies are deferred and amortized over the useful lives of the property, plant & equipment in which the funds were invested.

(c)	Restricted cash
IAS 1 requires to classify cash & cash equivalent that are restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date. The Group holds cash in bank balances that are secured from use in its insurance subsidiaries for twelve months or more. This balances, representing a cumulated amount of respectively 36 million euros and 34 million euros as at January 1, 2004 and December 31, 2004, are reclassified to Non-current assets (under Restricted cash).

(d)	Goodwill on equity affiliates
Under IAS 28, under the equity method, the investment in an associate is initially recognized at cost. Under French GAAP, the Group, when acquiring an investment in an associate recorded the difference between the share in net equity and the purchase price in the line Goodwill. These amounts are reclassified into the Investment in associates resulting in an increase by respectively 233 million euros and 131 million euros as at January 1, 2004 and December 31, 2004.

Page 45 of 57 Total Pages

(e)	Provisions for unrealized foreign exchange losses
French GAAP allows for the limitation of foreign currency exchange losses on debt negotiated in foreign currencies where the interest rate on the foreign debt is less than that available on the local currency. In such situations, the loss is limited to the difference between the actual interest expense recorded and the amount of interest expense that would have been recorded if the debt was originally negotiated in the local currency.
IAS requires that the foreign currency translation gain or loss on the foreign denominated debt be included in income for the period. The decrease in Other receivables amounts to 28 million euros and 25 million euros as at January 1, 2004 and December 31, 2004 respectively. The impact on 2004 earnings is insignificant.

(f)	Severe devaluation of foreign currency capitalized in PP&E
Under French GAAP and in accordance with criteria set in SIC 11, the Group recorded in the past in the cost of certain assets foreign exchange losses on liabilities denominated in a foreign currency that resulted from the acquisition of the related assets. Under revised IAS 21, such a capitalization is not permitted anymore.
Consequently, the Group reversed the effect of this treatment for the purpose of the transition. The effect of this reversal is a decrease in property, plant & equipment of 7 million euros as at January 1, 2004. Opening IAS equity is decreased accordingly.

8. Impacts of IFRS adjustments on cash-flow statement

Most of the IFRS adjustments do not have any impact on the Group’s cash-flows (adjustments to record non-cash changes in fair values of assets and liabilities).
The only one that have a material impact on the cash flow statement presentation relates to the securitization programs. Actually, the reconsolidation of the securitized receivables neutralizes the implied changes in working capital requirement and generates a mirror change in short-term debt. The change in cash & cash equivalents is not impacted by this adjustment.

Page 46 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

Consolidated Figures

Sales
(Millions of euros)	2004FY	2003FY	04/03

			(current)
By geographical zone of destination

Western Europe	6,020	5,776	4%
Central and Eastern Europe	746	696	7%
Emerging Mediterranean	534	530	1%
North America	3,938	3,840	3%
Latin America & the Caribbean	579	613	–6%
Sub Saharan Africa/Indian Ocean	1,190	921	29%
Asia /Pacific	1,429	1,282	11%

By business line

Cement	6,810	6,383	7%
Aggregates & Concrete	4,747	4,465	6%
Roofing	1,493	1,510	–1%
Gypsum	1,340	1,194	12%
Others	46	106	–57%

Total	14,436	13,658	5.7%

Operating income on ordinary activities
(Millions of euros)	2004FY	2003FY	04/03

			(current)
Western Europe	912	875	4%
North America	422	363	16%
Central and Eastern Europe	130	107	21%
Emerging Mediterranean	161	125	29%
Asia/Pacific	125	139	–10%
Latin America & the Caribbean	152	171	–11%
Sub Saharan Africa/Indian Ocean	222	154	44%
Divisional overheads

By business line

Cement	1567	1466	7%
Aggregates & Concrete	337	283	19%
Roofing	150	142	6%
Gypsum	129	84	54%
Others	–59	–41	–44%
Divisional overheads

Total	2124	1934	9.8%

Page 47 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Western Europe	32	30.6	5%
Central and Eastern Europe	10.1	9.0	12%
Emerging Mediterranean	9.7	9.9	–2%
North America	21	18.0	17%
Latin America & the Caribbean	6.0	6.2	–3%
Sub Saharan Africa/ Indian Ocean	12.4	11.2	11%
Asia/Pacific	28.2	23.1	22%

Total (1)	119.4	108	11%	4.1%

(1) including 2,4 MT special products reported for the first time (thereof 1,5 MT for North America).
In 2003, these figures compare to 1,9 MT thereof 1,3 MT for North America

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Western Europe	2,204	2099	5%
Central and Eastern Europe	457	409	12%
Emerging Mediterranean	430	441	–2%
North America	1,338	1345	–1%
Latin America & the Caribbean	372	416	–11%
Sub Saharan Africa/ Indian ocean	944	766	23%
Asia/Pacific	1,065	907	17%

Total consolidated sales	6,810	6,383	6.7%	9.2%

Sales before elimination of inter divisional sales by origin
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Western Europe	2,422	2351	3%
Central and Eastern Europe	467	424	10%
Emerging Mediterranean	430	400	7%
North America	1,520	1514	0%
Latin America & the Caribbean	459	469	–2%
Sub Saharan Africa/Indian ocean/Others	1,055	894	18%
Asia/Pacific	1,050	893	18%

Total before elimination of inter-divisional sales	7,403	6,945	6.6%	9.2%

Operating income on ordinary activities
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Western Europe	624	606	3%
North America	260	247	5%
Central and Eastern Europe	104	90	16%
Emerging Mediterranean	152	121	26%
Asia/Pacific	99	103	–4%
Latin America & the Caribbean	144	164	–12%
Sub Saharan Africa/Indian ocean	184	135	36%

Total	1567	1,466	6.9%	10.6%

Page 48 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

Aggregates	2004FY	2003FY	04/03	04/03
(millions of tonnes)
			(current)	(like for like)
Western Europe	77.1	74.5	3%
North America	134.9	120.6	12%
Other countries	22.2	18.9	17%

Total	234.2	214.0	9%	6.7%

Concrete	2004FY	2003FY	04/03	04/03

(miliions of cbm)			(current)	(like for like)
Western Europe	14.7	14.3	3%
North America	12.1	10.7	13%
Other countries	10.2	9.4	9%

Total	37.0	34.4	8%	5.7%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)
		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Aggregates & related products		2,179	2,050	6%
Ready-mix concrete & concrete products		2,568	2,415	6%

Total Aggregates & Concrete		4,747	4,465	6.3%	7.6%

of which	Western Europe	1,958	1,845	6%
"	North America	2,220	2,130	4%
"	Other countries	569	490	16%

Sales before elimination of inter divisional sales by origin
(Millions of euros)
		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Total Aggregates & Concrete		4,761	4,483	6.2%	7.6%

Aggregates & related products		2,503	2,351	6.5%	7.2%

of which pure aggregates	Total	1,854	1,688	10%
	Western Europe	863	782	10%
"	North America	851	793	7%
"	other countries	140	113	24%

Ready-mix concrete & concrete products		2,586	2,432	6.3%	8.3%
of which Ready-mix	Total	2,443	2,263	8%
	Western Europe	1,105	1,037	7%
"	North America	884	824	7%
"	other countries	454	402	13%

Elimination intra A&C		–328	–300	9%

Operating income on ordinary activities
(Millions of euros)
		2004FY	2003FY	04/03	04/03

				(current)	(like for like)
Aggregates & related products		225	191	18%
Ready-mix concrete & concrete products		112	92	22%

Total Aggregates & Concrete		337	283	19.1%	18.3%

of which	Western Europe	156	133	17%
"	North America	135	126	7%
"	other countries	46	24	92%

Page 49 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries

		2004FY	2003FY	04/03	04/03

				(current)	(like for like)
Concrete roof tiles	(millions of m2)	127.8	128.5	–1%

Western Europe (1)		61.2	64.0	–4%
	North America	22.5	19.9	13%
	other countries (1)	44.1	44.6	–1%

Clay roof tiles	(millions of m2)	26	25.8	1%

	Western Europe	23.2	24.0	–3%
	other countries	2.8	1.8	56%

Chimneys	(kms)	3,137	2,778	13%

Sales (after elimination of inter divisional sales by destination)
(Millions of Euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Total	1,493	1,510	–1.1%	–1.0%

Western Europe	1,107	1,138	–3%
" Germany	385	439	–12%
Other countries	722	699	3%
Other countries	386	372	4%

Sales (before elimination of inter divisional sales by origin)
(Millions of Euros)
		2004FY	2003FY	04/03	04/03

				(current)	(like for like)

Total		1,493	1,510	–1.1%	-1.0%

of which concrete roof tiles	Western Europe	522	546	–4%
"	North America	109	106	3%
	Other countries	110	112	–-2%
of which clay roof tiles		261	267	–2%
of which chimneys (2)		189	174	9%
of which other roofing products		302	305	–1%

(1) 2003 figures were restated with the correct split of BRAMAC sales
(2) Including the "other roofing products" of the Chimmey business

Operating income on ordinary activities
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Total	150	142	5.6%	5.7%

Western Europe	114	105	9%
of which Germany	39	44	–11%
of which other countries	75	61	23%
Others	36	37	–3%

Page 50 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionaly consolidated subsidiaries
(millions of m2)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Total	675	632	7%	6.3%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Total	1,340	1,194	12.2%	12.0%

of which Western Europe	723	657	10%
of which North America	263	226	16%
of which other countries	354	311	14%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Total	1,353	1,204	12.4%	12.2%

of which Western Europe	757	689	10%
of which North America	263	225	17%
of which other countries	333	290	15%

Operating income on ordinary activities
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Total	129	84	53.6%	50.0%

of which Western Europe	73	66	11%
of which North America	18	–14	—
of which other countries	38	32	19%

Page 51 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

BCI total contribution

Sales
(Millions of euros)
	2004FY	2003FY	04/03

			(current)
By geographical zone of destination

Western Europe	998	1,018	–2%
Central and Eastern Europe	4	11	–64%
Emerging Mediterranean	24	27	–11%
North America	745	669	11%
Latin America & the Caribbean	199	184	8%
Sub Saharan Africa/Indian Ocean	312	240	30%
Asia /Pacific	432	465	–7%

By business line

Cement	2,082	2,033	2%
Aggregates & Concrete	617	554	11%
Roofing	0	0
Gypsum	0	0
Others	15	27	–44%

Total	2,714	2,614	4%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)
	2004FY	2003FY	04/03

			(current)
Western Europe	187	213	–12%
North America	77	67	15%
Central and Eastern Europe
Emerging Mediterranean	9	4	125%
Asia/Pacific	56	67	–16%
Latin America & the Caribbean	41	36	14%
Sub Saharan Africa/Indian Ocean/Others	47	23	104%
Divisional overheads	7	9	–22%

By business line

Cement	393	387	2%
Aggregates & Concrete	24	23	4%
Others	7	9	–22%

Total	424	419	1%

Page 52 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

BCI contribution Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)
	2004FY	2003FY	04/03

			(current)
Western Europe	12.3	12.7	–3%
Central and Eastern Europe	0.1	0.4	–75%
Emerging Mediterranean	0.7	1	—
North America	7	5.2	35%
Latin America & the Caribbean	1.4	1.3	8%
Sub Saharan Africa/ Indian Ocean	3.9	3.6	8%
Asia/Pacific	9.4	9.7	–3%

Total (1)	34.8	33.9	3%

(1) including 1,0 MT special products reported for the first time (thereof 0,9 MT for North America)

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)
	2004FY	2003FY	04/03	04/03

			(current)	(like for like)
Western Europe	925	935	–1%
Central and Eastern Europe	4	11	–64%
Emerging Mediterranean	24	27	–11%
North America	390	374	4%
Latin America & the Caribbean	81	67	21%
Sub Saharan Africa/Indian ocean/Others	312	240	30%
Asia/Pacific	346	379	–9%

Total consolidated sales	2,082	2,033	2%	6%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)
	2004FY	2003FY	04/03

			(current)
Western Europe	185	210	–12%
North America	63	52	21%
Central and Eastern Europe	0	0
Emerging Mediterranean	9	4	125%
Asia/Pacific	56	67	–16%
Latin America & the Caribbean	33	31	6%
Sub Saharan Africa/Indian ocean/Others	47	23	104%
Divisional overheads

Total	393	387	2%

Page 53 of 57 Total Pages

Sales and Operating income on ordinary activities as at December 31, 2004

BCI contribution Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionaly consolidated) subsidaries)

Aggregates	2004FY	2003FY	04/03
(millions of tonnes)
			(current)
Western Europe	0.3	0.2	50%
North America	12.3	11.4	8%
Other countries	3.9	3.1	26%

Total	16.5	14.7	12%

Concrete	2004FY	2003FY	04/03
(miliions of cbm)
			(current)
Western Europe	1.2	1.4	–14%
North America	3.5	2.4	46%
Other countries	5.0	4.9	2%

Total	9.7	8.7	11%

Sales after elimination of intra company transactions / by geographical zone of destination
(Millions of euros)
		2004FY	2003FY	04/03	04/04

				(current)	(like for like)
Aggregates & related products		70	66	6%
Ready-mix concrete & concrete products		547	488	12%

Total Aggregates & Concrete		617	554	11%	6%

of which	Western Europe	68	71	–4%
"	North America	355	295	20%
"	Other countries	194	188	3%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities
(Millions of euros)
		2004FY	2003FY	04/03

				(current)
Aggregates & related products		10	13	–23%
Ready-mix concrete & concrete products		14	10	40%

Total Aggregates & Concrete		24	23	4%

of which	Western Europe	2	3	–33%
"	North America	14	15	–7%
"	other countries	8	5	60%

Page 54 of 57 Total Pages

Group figures: Capital and development expenditure
Analysis of cash-flow statement

	2004FY

	Sustaining CAPEX	Internal Development and new capacity	External Development	Total CAPEX

Purchase of property, plant and equipment	783	350		1133
Investments in consolidated companies			309	309
Investments in non consolidated companies			111	111

Total	783	350	420	1,553

Page 55 of 57 Total Pages

Group figures: incremental pension costs

Operating income on ordinary activities: incremental pension costs
(Millions of euros)
2004FY

By business line

Holding level	6
Cement	3
Aggregates & Concrete	8
Gypsum	1

Total Operating income on ordinary activities	18

Page 56 of 57 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 25, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 57 of 57 Total Pages